Edificio MAPFRE - Carretera de Pozuelo, 52 - 28220 Majadahonda **Madrid** España
T +34 915 81 11 00 - F +34 915 81 11 34

RECEIVED
2007 MAY -1 A 11:22
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

MAPFRE

07023070

Madrid, 26 April 2007

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
MAY 0 3 2007
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

Reg. Merc. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741

European Embedded Value 2006

Madrid, 26 de abril de 2007

MAPFRE

Nº 2007 - 14

MAPFRE

Análisis

Apéndice y glosario

Resumen Ejecutivo

- En 2006, el valor del negocio de seguros de Vida y productos de Ahorro de MAPFRE VIDA y sus filiales ha evolucionado muy favorablemente:
  - Valor del negocio en vigor (VIF): 1.049 millones de euros (+25,2 por 100).
  - Valor intrínseco del negocio (EEV[1]): 1.574,2 millones de euros (+19,8 por 100).
  - Retorno sobre valor intrínseco (RoEV): 26,1 por 100 (2005: 18,6 por 100).
  - Valor generado por la nueva producción (VNB): 132,8 millones de euros (+57,1 por 100).
  - Margen sobre nueva producción: 4,8 por 100 (2005: 3,2 por 100).
- Estos notables incrementos reflejan:
  - Un significativo incremento de la nueva producción de seguros de Vida Riesgo y de fondos de inversión y pensiones.
  - El cambio en el tipo impositivo, que baja del 35 al 32,5 por 100 en 2007 y se sitúa en el 30 por 100 a partir de 2008.
  - El efecto positivo del incremento en los tipos de interés y de las plusvalías de renta variable, que ha superado la reducción de valor derivada de la aplicación de tasas de descuento más elevadas.
  - Mejoras en las tasas de mortalidad de los productos de Vida – Riesgo, en la caída de cartera y en los gastos.
- Las cifras que se presentan en las páginas siguientes han sido revisadas y certificadas por Watson Wyatt, que ha validado también la conformidad de dichas cifras con los EEVP[1].

1) El "EEV" ("European Embedded Value") es el valor intrínseco determinado de acuerdo con los principios de cálculo llamados "European Embedded Value Principles" ("EEVP"). Los EEVP han sido acordados por los directores financieros de las multinacionales aseguradoras europeas pertenecientes al "European Insurance CFO Forum" con el propósito de facilitar la comparación y mejorar la transparencia de los cálculos del valor intrínseco realizados por las compañías de seguros.

Componentes del EEV

- **ANAV**: patrimonio neto ajustado.
- **PVIF**: valor del negocio en vigor, después de impuestos, calculado en base a tasas de rendimiento financiero sin riesgo y descontado a la curva sin riesgo.
- **TVFOGs**: valor temporal de las opciones y garantías financieras implícitas.
- **CoC**: el coste de capital.

EEV = ANAV + PVIF – TVFOGs – CoC

MAPFRE

MAPFRE VIDA:
Componentes del EEV y su variación en 2006



EEV 2005
EEV 2006
476,1
1.028,8
(116,1)
(74,8)
1.314,0
525,2
49,1
476,1
1.245,2
216,4
1.028,8
(111,3)
(116,1)
+ 4,8
(84,9)
(74,8)
- 10,1
1.574,2
ANAV 2005
PVIF
CoC
TVFOGs
EEV 2005
ANAV 2006
Cambios en PVIF
Cambios en CoC
Cambios en TVFOGs
EEV 2006

Millones de euros

MAPFRE VIDA:
EEV 2006(1)

MAPFRE

	2005	%	2006	%	Var.	Var. %
Patrimonio neto ajustado	**476,1**	**36,2%**	**525,2**	**33,4%**	**49,1**	**10,3%**
PVIF(2) neto del Seguro de Vida(3)	**583,2**	**44,4%**	**731,8**	**46,5%**	**148,6**	**25,5%**
- PVIF	692,5	52,7%	836,3	53,1%	143,8	20,8%
- CoC(4)	(109,3)	-8,3%	(104,4)	-6,6%	4,9	-4,5%
PVIF(2) neto de los Fondos de Inversión	**172,9**	**13,2%**	**211,1**	**13,4%**	**38,2**	**22,1%**
- PVIF	175,2	13,3%	213,2	13,5%	38,0	21,7%
- CoC(4)	(2,3)	-0,2%	(2,2)	-0,1%	0,1	-4,3%
PVIF(2) neto de los Fondos de Pensiones	**156,6**	**11,9%**	**191,0**	**12,1%**	**34,4**	**22,0%**
- PVIF	161,1	12,3%	195,7	12,4%	34,6	21,5%
- CoC	(4,5)	-0,3%	(4,7)	-0,3%	(0,2)	4,4%
TVFOGs	**(74,8)**	**-5,7%**	**(84,9)**	**-5,4%**	**(10,1)**	**13,5%**
EEV	**1.314,0**	**100,0%**	**1.574,2**	**100,0%**	**260,2**	**19,8%**
Capital inicial usado en el cálculo del CoC(5)	**1.136,0**	**—**	**1.174,5**	**—**	**38,5**	**3,4%**

1) El calculo del European Embedded Value ha sido realizado por Consultora MAPFRE VIDA, y certificado por Watson Wyatt. La carta de certificación se puede consultar en el Apéndice.
2) PVIF = "Present Value of In-Force business": valor actual del negocio en vigor calculado con una tasa libre de riesgo.
3) Incluye los valores de los negocios en vigor de seguros de Vida y fallecimiento accidental.
4) El coste de mantener un capital igual al mínimo exigido por la Unión Europea asciende a 57,8 millones de euros a 31/12/2005 y 56,5 millones de euros a 31/12/2006.
5) Los cálculos se han realizado sobre la base de un nivel de capital igual al 197% del mínimo requerido a 31/12/2006 (201% a 31/12/2005). El capital mínimo requerido por la Unión Europea asciende a 565,2 millones de euros y 596.2 millones de euros a 31/12/2005 y 31/12/2006, respectivamente.

Millones de euros

MAPFRE VIDA:
Valor añadido en 2006 (Embedded Value Earnings)

RoEV(1) = 26,1%


VALOR
AÑADIDO
EN 2006
1.314,0
139,9
62,6
132,8
17,6
(9,6)
1.574,2
EEV 2005
Cambios en las hipótesis
Rendimiento esperado
Valor añadido nuevo negocio
Variación de la experiencia s/ hipótesis
Cambio en el TVFOGs
Dividendos pagados y otros(2)
EEV 2006

Millones de euros

1) "Return on Embedded Value" = Retorno sobre el valor intrínseco = Valor añadido en el año / valor intrínseco al cierre del período anterior.
2) El concepto "otros" incluye la donación a la Fundación MAPFRE VIDA.

MAPFRE

MAPFRE VIDA:
Análisis de los principales cambios en el EEV en 2006

- Los cambios en las siguientes hipótesis han incrementado el valor del negocio en vigor:

  - Fiscales: el impuesto de sociedades baja del 35 al 32,5 por 100 en 2007 y se sitúa en el 30 por 100 a partir de 2008. Este cambio reduce el coste de capital (CoC) e incrementa el valor del negocio en vigor en 68,2 millones de euros.

  - Financieras: el aumento en los tipos de interés y el crecimiento en el valor de las plusvalías de renta variable ha incrementado el valor del negocio en vigor en 47,1 millones de euros, neto del incremento en la tasa de descuento.

  - Demográficas/operativas: las tasas de mortalidad de los productos de Vida – Riesgo han mejorado, añadiendo 23,3 millones de euros al valor del negocio en vigor. También han mejorado las caídas de cartera y los gastos, si bien su aportación ha sido modesta (2 millones de euros).

MAPFRE VIDA:
Desglose del valor añadido en 2006 entre ANAV y valor del negocio en vigor(1)

MAPFRE

	Valor en 2005	Cambios en las hipótesis	Rendimiento esperado	Valor añadido nuevo negocio	Variación de la experiencia s/ hipótesis	Cambio en el TVFOGs	Valor añadido en 2006	Dividendos pagados y otros	Valor en 2006	RoEV
Negocio en vigor(1)	**837,9**	140,6	-85,7	173,8	-7,9	-9,6	211,1	---	**1.049,0**	**25,2%**
ANAV	**476,1**	-0,7	148,3	-41,0	25,5	—	132,2	-83,1	**525,2**	**27,8%**
TOTAL	**1.314,0**	139,9	62,6	132,8	17,6	-9,6	343,3	-83,1	**1.574,2**	**26,1%**

Millones de euros

1) PVIF - TVFOGs – CoC

MAPFRE VIDA:
Evolución del valor añadido por el nuevo negocio



4,8%
3,2%
Valor añadido por el nuevo negocio
Margen sobre PVNBI (%)
+57,2%
132,8
84,5
2005
2006

Composición del valor añadido por el nuevo negocio



2005
18%
30%
14%
38%
2006
19%
32%
16%
33%
Seguros de Vida: canal agencial
Seguros de Vida: canal bancario
Fondos de Inversión
Fondos de Pensiones

Millones de euros

MAPFRE

MAPFRE VIDA:
Valor añadido por el nuevo negocio

	PVNBI[1]		VNB[2]		VNB/PVNBI	
	2006	2005	**2006**	2005	**2006**	2005
Seguro de Vida:	**1.566,3**	1.651,7	**86,4**	57,6	**5,5%**	3,5%
- Canal agencial	**670,6**	817,7	**41,9**	25,4	**6,2%**	3,1%
- Canal bancario	**895,7**	834,0	**44,5**	32,2	**5,0%**	3,9%
Fondos de inversión	**709,1**	571,5	**21,6**	11,6	**3,0%**	2,0%
Fondos de pensiones	**518,2**	384,2	**24,8**	15,3	**4,8%**	4,0%
TOTAL	**2.793,6**	2.607,4	**132,8**	84,5	**4,8%**	3,2%

Millones de euros

1) "Present Value of New Business Income" = Valor Presente de los Ingresos del Nuevo Negocio.
2) Value added by new business = Valor Añadido por el Nuevo Negocio.

MAPFRE

MAPFRE VIDA:
Análisis de los principales cambios en el valor del nuevo negocio

- El valor añadido por el nuevo negocio ha aumentado significativamente respecto al ejercicio anterior, debido a:
  - El crecimiento de los productos de Vida – Riesgo y el aumento de su peso sobre la nueva producción del canal agencial.
  - El notable incremento de la nueva producción en los fondos de inversión y pensiones.
  - El aumento de los tipos de interés, que ha elevado el valor agregado por los productos de Vida – Ahorro y los fondos de inversión y pensiones.
  - La disminución en los gastos unitarios de adquisición.
  - Las citadas disminuciones en los tipos impositivos y en la mortalidad.

MAPFRE

MAPFRE VIDA:
Análisis de sensibilidad del valor del negocio en vigor[(1)]

VALOR RESULTANTE	932,0	893,8	1.039,7	1.103,8	1.067,5	1.081,8	1.046,7



Escenario de base: €1.049 MM
(117,0)
(155,2)
(9,3)
54,8
18,5
32,8
(2,3)

Escenario	Variación	Valor resultante
Aumento de 100pb en la tasa de descuento manteniendo las tasas de rendimiento financiero constantes	(117,0)	932,0
Reducción de 100pb en las tasas de rendimiento financiero de nuevas inversiones, manteniendo la tasa de descuento constante	(155,2)	893,8
Reducción del 10% en el valor de las acciones y de los inmuebles	(9,3)	1.039,7
Uso del capital mínimo requerido para el margen de solvencia	54,8	1.103,8
Reducción de los gastos de mantenimiento en un 10%	18,5	1.067,5
Reducción de la caída de cartera en un 10%	32,8	1.081,8
Reducción de la mortalidad y de la morbilidad en un 5%	(2,3)	1.046,7

Millones de euros

1) PVIF - TVFOGs – CoC

MAPFRE VIDA:
Análisis de sensibilidad del valor añadido por el nuevo negocio

MAPFRE

Escenario de base: €132,8 MM

Escenario	Impacto	VALOR RESULTANTE
Aumento de 100pb en la tasa de descuento manteniendo las tasas de rendimiento financiero constantes	(13,2)	119,6
Reducción de 100pb en las tasas de rendimiento financiero de nuevas inversiones, manteniendo la tasa de descuento constante	(5,2)	127,6
Reducción del 10% en el valor de las acciones y de los inmuebles	0,0	132,8
Uso del capital mínimo requerido para el margen de solvencia	5,4	138,2
Reducción de los gastos de mantenimiento en un 10%	2,7	135,5
Reducción de la caída de cartera en un 10%	5,9	138,7
Reducción de la mortalidad y de la morbilidad en un 5%	2,5	135,3

Millones de euros

MAPFRE

Análisis

Apéndice y glosario

Negocio objeto del cálculo

- Se ha determinado el embedded value consolidado de MAPFRE VIDA de los siguientes bloques de negocio:

  - negocio de seguros del ramo de Vida (incluyendo complementarios) y del ramo de fallecimiento accidental de MAPFRE VIDA, vendidos a través del canal agencial, tanto en España como en Portugal, y a través del canal bancario en España.

  - negocio de fondos de inversión y de fondos de pensiones de MAPFRE INVERSIÓN S.V., S.A., MAPFRE INVERSIÓN DOS, S.G.I.I.C., S.A. y MAPFRE VIDA PENSIONES, E.G.F.P., S.A. de Seguros, S.A. ("MAPFRE INVERSIÓN Y PENSIONES").

Metodología adoptada

- El *embedded value* consolidado del negocio de seguros de Vida, fallecimiento accidental, fondos de inversión y fondos de pensiones comprende el patrimonio neto ajustado más el valor del negocio en vigor, definidos de la siguiente manera:

  Embedded value = Patrimonio Neto Ajustado + Valor del Negocio en Vigor

  Patrimonio Neto Ajustado (ANAV) = Valor de mercado de los fondos propios ajustado para obtener el valor económico del capital

  Valor del Negocio en Vigor = PVIF – TVFOGs – CoC

- Para cumplir con los EEVP se ha adoptado una metodología *bottom-up*, evaluando cada uno de los componentes de riesgo del negocio de forma aislada.
- MAPFRE ha elegido calcular el EEV usando una metodología *bottom-up* porque cree que ésta proporciona *la información más transparente del valor de los accionistas, captura mejor el riesgo por* producto, diferenciando entre negocio en vigor y nuevo negocio, y es independiente de la elección subjetiva de unas determinadas hipótesis de rendimiento financiero.

- **Patrimonio neto ajustado:**

  El Patrimonio Neto Ajustado o "ANAV" es igual a los fondos propios de acuerdo con el plan contable español (PGC) ajustados por: las plusvalías o minusvalías no realizadas de propiedad de los accionistas; las donaciones y dividendos comprometidos; el fondo de comercio; los gastos diferidos; y cualquier otro elemento necesario para obtener el valor económico del capital.

- **Valor Actual del Negocio en Vigor:**

  - El Valor Actual del Negocio en Vigor o "PVIF" es igual al valor actual de los beneficios contables futuros esperados de la cartera en vigor a la fecha de la valoración, después de impuestos, calculado en base a tasas sin riesgo y descontado a la curva sin riesgo. El PVIF incluye el "valor intrínseco" de las FOGs concedidas a los asegurados.

Metodología adoptada

- **TVFOGs:**

  - De acuerdo con los EEVP, se definen las FOGs como aquellas características del negocio objeto del cálculo que implican la existencia de garantías significativas, sobre el nivel o naturaleza de las prestaciones de los tomadores, u opciones a cambiar dichas prestaciones, ejercitables a discreción de los tomadores y cuyo *potencial valor depende del comportamiento* de las variables financieras.
  - El coste de las FOGs se determina mediante la medición de dos elementos distintos:
    - *valor intrínseco: es el coste de la FOG bajo las condiciones existentes a la fecha de la* valoración.
    - valor temporal: es el incremento en el coste de la FOG resultante de las potenciales modificaciones que se puedan producir en las prestaciones de los tomadores a lo largo de la vida de la póliza.
  - El valor intrínseco de las FOGs ya se encuentra implícitamente recogido en el cálculo del PVIF. Es necesario por tanto incluir el coste adicional del valor temporal de las FOGs ("TVFOGs).
  - Se ha *determinado* el TVFOGs de las *principales* FOGs del negocio de Vida de MAPFRE VIDA. En particular se ha determinado el TVFOGs correspondiente a la garantía de tipo de interés en los productos con participación en beneficios.
  - En el cálculo del TVFOGs se ha asumido la realización de las plus/minusvalías de renta variable e inmuebles con el objetivo de:
    - minimizar el impacto de la participación en beneficios en los resultados de la Compañía; y
    - mantener la composición de activos a un nivel similar al existente a 31 de diciembre de 2006.
  - El TVFOGs está basado en 1.000 simulaciones estocásticas de las variables financieras consistentes con el mercado, y viene determinado como la diferencia entre el valor del negocio en vigor calculado de forma determinista y la media del valor del negocio en vigor calculado estocásticamente.

Metodología adoptada

- **PVIF – TVFOG:**
  - La diferencia entre estos dos componentes es igual al valor del negocio en vigor "neutral al riesgo", que es igual al valor de dicho negocio ajustado por los riesgos financieros.

- **CoC:**
  - El Coste del Capital o "CoC" es igual a la diferencia entre el importe del capital necesario y el valor presente de las distribuciones futuras de dicho capital ajustadas por la rentabilidad futura esperada de las inversiones. El CoC se ha cuantificado en función de una estimación del capital calculada con un modelo basado en el de Standard & Poor's.
  - El CoC así definido resulta ser igual a los impuestos a pagar sobre el rendimiento obtenido de los activos asignados para cubrir dicho capital.
  - Proporciona una indicación del coste de capital requerido incluyendo capital para cubrir riesgos financieros y no financieros. Los riesgos no financieros no están considerados en ninguna otra parte del cálculo del EEV.

Metodología adoptada

- **Negocio con participación en beneficios:**

  - El negocio en vigor de MAPFRE con participación en beneficios consiste en productos con las siguientes características comunes en el mercado de seguros español:

    - Un tipo de interés mínimo garantizado, que varía entre 2,25% y 6% en el caso de MAPFRE.
    - Una participación en beneficios definida como: X%*(Rendimiento financiero – tipo mínimo garantizado – recargos) sobre la provisión matemática media, pero que en ningún caso puede ser negativa. X% varía por producto, pero en la gran parte de los casos es el 90%. El rendimiento financiero y su volatilidad depende del retorno contable de los activos afectos al producto, y está sujeto a cierta discrecionalidad por parte de la dirección incluyendo, por ejemplo, las decisiones sobre realización de plus/minusvalías y sobre la composición de activos.

  - La combinación de la tasa mínima garantizada y la fórmula de participación en beneficios que no puede ser negativa resulta en flujos asimétricos para los accionistas, y consecuentemente en un valor temporal de FOGs.

Metodología adoptada

- ***Look through*** **EEVP:**

  - Con el objetivo de asignar correctamente los ingresos y costes a los negocios que los originan y determinar por tanto el valor de cada uno de los bloques de negocio de forma más consistente con su esencia económica, se han realizado los siguientes ajustes:

    - Los negocios de fondos de inversión (no vinculado a los seguros de Vida) y de fondos de pensiones y una parte del negocio de fallecimiento accidental, se venden a través de la red de distribución de MAPFRE VIDA. En la cuenta de pérdidas y ganancias de MAPFRE VIDA aparecen el total de gastos de ésta sin ningún ajuste por lo anterior. Para incluir los gastos incurridos (distintos de comisiones) por dicha red de distribución de MAPFRE VIDA correspondientes al esfuerzo de venta de dichos negocios, se han ajustado los valores de dichos negocios de fondos de inversión, fondos de pensiones y fallecimiento accidental.
    - La gestión de los activos del negocio de seguros de Vida es realizada por MAPFRE INVERSIÓN Y PENSIONES. En la cuenta de pérdidas y ganancias de MAPFRE INVERSIÓN Y PENSIONES aparecen el total de gastos de ésta sin ningún ajuste por lo anterior. El valor de dicho negocio de seguros de Vida ha sido ajustado para incluir el coste de gestión de inversiones incurrido por MAPFRE INVERSIÓN Y PENSIONES en dicho negocio.

Metodología adoptada

- **Valor añadido por el nuevo negocio:**

  - En el seguro de Vida, se consideran nuevo negocio las primas únicas, extraordinarias y periódicas de pólizas suscritas en el año, así como las aportaciones extraordinarias a las pólizas existentes. En el negocio de fondos de inversión, se consideran nuevo negocio las nuevas suscripciones. En el negocio de fondos de pensiones, se consideran nuevo negocio las aportaciones únicas, extraordinarias y periódicas de nuevos partícipes, así como las aportaciones extraordinarias de partícipes existentes.

  - El valor añadido por el nuevo negocio es el valor intrínseco añadido por el nuevo negocio en el ejercicio neto de los gastos de adquisición, TVFOGs y CoC, valorado al cierre del año utilizando las hipótesis aplicables en dicho momento.

MAPFRE VIDA:
Hipótesis utilizadas

MAPFRE

	2006 EEV	2005 EEV
Tasa descuento	Curva euroswap cupón cero a 31/12/2006	Curva euroswap cupón cero a 31/12/2005
	1 año 4.08% 5 años 4.12% *10 años* 4.21% 15 años 4.30% 20 años 4.35%	1 año 2.87% 5 años 3.22% *10 años* 3.48% 15 años 3.69% 20 años 3.81%
Rendimiento financiero		
- Activos existentes	Rendimiento en libros hasta el vencimiento	Rendimiento en libros hasta el vencimiento
- Tasa de reinversión	Basada en la curva euroswap cupón cero a 31/12/2006	Basada en la curva euroswap cupón cero a 31/12/2005
Gastos de mantenimiento	- Basados en un estudio interno - Expresados en euros por póliza - Indexados con una inflación del 2,5%	- Basados en un estudio interno - Expresados en euros por póliza - Indexados con una inflación del 2,5%
Comisiones	Según *cuadro de comisiones existente*	*Según cuadro de comisiones existente*
Mortalidad, invalidez, rescates y rotaciones	Tablas basadas en la experiencia de la compañía	Tablas basadas en la experiencia de la compañía
Coste de capital		
- Capital utilizado	197% del margen de solvencia mínimo	201% del margen de solvencia mínimo
- Rendimiento de los activos afectos	Basado en la curva euroswap cupón cero a 31/12/2006	Basado en la curva euroswap cupón cero a 31/12/2005
Tasa impositiva	32,5% en 2007 y 30% a partir de 2008	35%
Modelo de activos estocástico	Consistente con el mercado a 31/12/2006	Consistente con el mercado a 31/12/2005

MAPFRE VIDA:
Ajustes NIIF y reconciliación al patrimonio neto ajustado

Patrimonio neto consolidado de MAPFRE VIDA a 31/12/06 (NIIF)	**644,3**
Ajustes netos por contabilidad tácita	-102,9
Otros ajustes	-13,7
Patrimonio neto consolidado de MAPFRE VIDA a 31/12/06 (PGC)	**527,7**
Plusvalias no realizadas	47,2
- de las que: inmuebles	7,9
- de las que: inversiones financieras	39,3
Donaciones y dividendos	-27,3
Fondo de comercio	-15,7
Comisiones y otros gastos de adquisición netos de impuestos	-7,5
Otros	0,9
Patrimonio neto consolidado ajustado de MAPFRE VIDA a 31/12/06[1]	**525,2**

Millones de euros

1) Importe usado en el cálculo del valor intrínseco.

Certificación de Watson Wyatt

26 de abril de 2007

Corporación Mapfre, S.A.
Carretera de Pozuelo de Alarcón a Majadahonda, S/N
Edificio 3
28220 Majadahonda (Madrid)

Estimados Señores

Revisión del valor intrínseco de los negocios de seguros de vida, fallecimiento accidental, fondos de inversión y fondos de pensiones de Mapfre Vida

1 Corporación Mapfre, S.A. ha seleccionado a Watson Wyatt Insurance Consulting, S.A. ("Watson Wyatt") para revisar el cálculo del valor intrínseco (*embedded value*) consolidado a 31 de diciembre de 2006 del 100% del negocio de seguros de vida, fallecimiento accidental, fondos de inversión y fondos de pensiones de Mapfre Vida, S.A. de Seguros y Reaseguros sobre la Vida Humana ("Mapfre Vida") y sus sociedades dependientes Mapfre Inversión S.V., S.A., Mapfre Inversión Dos, S.G.I.I.C., S.A. y Mapfre Vida Pensiones, E.G.F.P., S.A. de Seguros, S.A., realizado por Consultora Actuarial y de Pensiones Mapfre Vida, S.A. ("Consultora Mapfre Vida"). El cálculo del valor intrínseco se ha preparado para cumplir con los *European Embedded Value Principles and Guidance* emitidos por el CFO Forum en mayo de 2004 (los "*EEV Principles*").

Ámbito de la revisión

2 El ámbito de nuestro trabajo ha sido revisar:

- La metodología usada para calcular el valor del negocio en vigor. Esto incluye el chequeo de pólizas tipo, aplicando chequeos de razonabilidad de proyecciones por producto y revisando la validación de la modelización con la información del borrador de cuentas anuales y de información estadístico-contable.
- Las hipótesis usadas para calcular el valor del negocio en vigor. Adicionalmente, se han realizado comprobaciones sobre la correcta aplicación de las hipótesis y se han realizado chequeos de razonabilidad, incluyendo la razonabilidad de los resultados de las sensibilidades sobre el valor del negocio en vigor y sobre el valor del nuevo negocio ante cambios en hipótesis.
- La metodología usada para analizar el cambio en el valor del negocio en vigor durante el año incluyendo el desglose del valor añadido durante el año en sus diferentes componentes.

3 Para la realización de nuestro trabajo, Consultora Mapfre Vida nos ha proporcionado sus cálculos e información de soporte de los mismos. Las hipótesis utilizadas en los cálculos han sido acordadas con Consultora Mapfre Vida y están basadas en la información que nos han proporcionado. Hemos confiado en que los datos y las distintas informaciones que, en el curso del trabajo, nos han sido proporcionados son ciertos, exactos y completos, sin que se haya realizado una verificación independiente de tales.

Watson Wyatt Worldwide

4 Nuestro trabajo y esta carta están sujetos a las condiciones y limitaciones contenidas en los párrafos 14 a 18 de esta carta. El trabajo está realizado en base a información recibida hasta el 25 de abril de 2007.

***Embedded value* a 31 de diciembre de 2006**

5 De acuerdo con las hipótesis asumidas, el *embedded value* consolidado del 100% del negocio de seguros de vida, fallecimiento accidental, fondos de inversión y fondos de pensiones de Mapfre Vida y sus sociedades dependientes a 31 diciembre de 2006 calculado por Consultora Mapfre Vida asciende a:

Cuadro 1: Embedded value consolidado a 31 de diciembre de 2005 y 2006 (miles de euros)

	2005	2006
Patrimonio neto ajustado	476.135	525.215
Valor del negocio en vigor	837.894	1.049.011
Embedded value	**1.314.029**	**1.574.226**

6 Los valores mostrados en el Cuadro 1 asumen un tipo impositivo sobre los beneficios contables futuros del 35,0% en 2006, 32,5% en 2007 y 30,0% a partir del 2008, y son netos del coste de mantener un nivel de capital igual al 197% del requerimiento legal mínimo en 2006 y al 201% en 2005.

7 El patrimonio neto ajustado mostrado en el Cuadro 1 es igual al patrimonio neto contable consolidado de Mapfre Vida y sus sociedades dependientes, valorando los activos a valor de mercado y deduciendo los gastos de adquisición y establecimiento no amortizados, el fondo de comercio y las donaciones y dividendos no considerados en el patrimonio neto contable, todo ello después de impuestos.

Valor añadido en 2006

8 El valor añadido (*embedded value earnings*) se define como el cambio en el *embedded value* durante el año, incluyendo los pagos de dividendos, y proporciona una medida del desempeño económico durante el año.

9 El Cuadro 2 muestra el valor añadido de Mapfre Vida y sus sociedades dependientes en 2006

Cuadro 2: Embedded value earnings en 2006 (miles de euros)

	2006
Cambio en el *embedded value*	260.227
Dividendos y donaciones	83.062
Embedded value earnings	**343.289**

10 El *embedded value earnings* mostrado en el Cuadro 2 se ha analizado de la siguiente manera

Cuadro 3: Análisis del embedded value earnings en 2006 (miles de euros)

	2006
Cambios en hipótesis	139.883
Rendimiento esperado	62.606
Valor añadido por el nuevo negocio	133.228
Desviación de la experiencia sobre las hipótesis	17.626
Cambios en el TVFOGs	(10.054)
Embedded value earnings	**343.289**

2

Watson Wyatt Worldwide

Hipótesis

11 Las principales hipótesis usadas en el cálculo del *embedded value* han sido las siguientes

- Inversiones en nuevo dinero *futuras, antes de impuestos y de gastos de gestión de* inversiones, están basadas en la curva Euroswap a la fecha de valoración sin incluir ningún *spread*. La tasa de rendimiento contable de los activos existentes se continúa aplicando hasta que el activo alcanza su vencimiento o es vendido.
- El coste de capital ha sido calculado asumiendo que el nivel de capital mantenido es igual al 197% del requerimiento legal mínimo en 2006 y al 201% en 2005, y que los activos asignados a la cobertura de este capital obtienen un rendimiento antes de impuestos basado en la curva Euroswap a la fecha de valoración sin incluir ningún *spread*.
- Los gastos operativos reales de 2006 del negocio de vida, fallecimiento accidental, fondos de inversión y fondos de pensiones han sido, con excepción de los gastos no recurrentes, totalmente imputados a las diferentes líneas de productos, y dentro de cada línea de producto, entre gastos de adquisición del nuevo negocio y gastos de mantenimiento del negocio en vigor. La hipótesis de gastos de 2005 fueron derivadas de la misma forma, usando los gastos operativos de 2005.
- Para los gastos unitarios de mantenimiento de seguros de vida, expresados como una cantidad fija en euros por póliza en vigor, hemos asumido una tasa de inflación anual igual al 2,5% tanto para el cálculo del *embedded value* del 2005 como del 2006.
- Se ha asumido que las comisiones de distribución continuarán en el futuro en el nivel existente a las fechas de valoración.
- El porcentaje de participación en beneficios y los recargos técnicos de los seguros de vida, así como las comisiones de los fondos de inversión y de los fondos de pensiones, se ha asumido que continuarán en el futuro en los niveles existentes *a las fechas de valoración*.
- Las hipótesis de mortalidad y las tasas de caída de cartera están basadas en estudios internos de la experiencia real reciente de Mapfre Vida y sus sociedades dependientes y, en su caso, en la experiencia del sector.
- Con la excepción del refuerzamiento para las rentas colectivas e individuales y para los seguros diferidos colectivos e individuales requerido para satisfacer la legislación española, se ha asumido que los métodos y las bases para el cálculo de las provisiones matemáticas y de los valores de rescate existentes a la fecha de valoración no estarán sometidos a ningún cambio en el futuro.

3

Watson Wyatt
Worldwide

Sensibilidades

12 Consultora Mapfre Vida ha realizado cálculos de la sensibilidad del valor del negocio en vigor y del valor del nuevo negocio ante diferentes cambios en hipótesis. Los resultados se resumen en el Cuadro 4.

Cuadro 4. Sensibilidades (miles de euros)

	Cambio en el valor del negocio en vigor	Cambio en el valor del nuevo negocio
Aumento de 100pb en la tasa de descuento	(117.026)	(13.247)
Reducción de 100pb en los tipos de interés	(155.203)	(5.215)
Reducción del 10% en el valor de las acciones y de los inmuebles	(9.275)	0
Uso del capital mínimo requerido para el margen de solvencia	51.813	5.420
Reducción de los gastos de mantenimiento en un 10%	18.528	2.738
Reducción de la caída de cartera en un 10%	32.756	5.917
Reducción de la mortalidad y de la morbilidad en un 5%	(2.299)	2.480

Conclusiones

13 En nuestra opinión:

a. La metodología adoptada para la determinación del valor del negocio en vigor cumple con los *EEV Principles*;

b. Las hipótesis asumidas en la determinación del valor del negocio en vigor cumple con los *EEV Principles*; y

c. La presentación del cambio en el valor del negocio en vigor y las sensibilidades del valor del negocio en vigor y del nuevo negocio es razonable en base al Principio 12 de los *EEV Principles*.

Condiciones y limitaciones

14 Para la realización de nuestra revisión hemos confiado en que los datos y las distintas informaciones que, en el curso del trabajo, nos han sido proporcionados, tanto por escrito como verbalmente, por parte de Consultora Mapfre Vida y por Mapfre Vida y sus sociedades dependientes, son ciertos, exactos y completos, sin que se haya realizado una verificación independiente de tales datos.

15 La información proporcionada ha sido fundamentalmente la siguiente: cuentas anuales de distintos ejercicios; características técnicas de los seguros de vida, fondos de inversión y fondos de pensiones; información sobre la cartera de inversiones; valor contable y de mercado de los activos; análisis de gastos; cuadro de comisiones en vigor; estudios internos de mortalidad y de caída de cartera; información sobre primas en vigor, número de pólizas y provisiones técnicas; información sobre los patrimonios gestionados en fondos de inversión y planes de pensiones; información sobre el reaseguro; base de datos electrónica de los productos revisados.

4

Watson Wyatt
Worldwide

Certificación de Watson Wyatt (ctdo.)

MAPFRE

16 Watson Wyatt no ha efectuado una evaluación sobre la idoneidad, calidad o valor de la cartera de activos de Mapfre Vida y sus sociedades dependientes ni garantiza la suficiencia de las provisiones técnicas. No hemos investigado ni valorado cualquier posible reclamación contra Mapfre Vida o sus sociedades dependientes distinta que aquellas realizadas por los asegurados, tomadores del seguro o partícipes de fondos de inversión y pensiones dentro de los términos de sus pólizas de seguros o de sus contratos de fondos de inversión y de fondos de pensiones, considerados como normales. En concreto, no se ha considerado reclamaciones respecto a compromisos por pensiones, contratos de prestación de servicios, ni incumplimientos de la legislación.

17 Las hipótesis realizadas sobre la experiencia futura, incluyen previsiones económicas y financieras, impuestos, gastos, tasas de caída de cartera, mortalidad y reaseguro. Entendemos que estas hipótesis representan una estimación razonable. Sin embargo, la experiencia real futura es probable que difiera de estas hipótesis, debido a fluctuaciones aleatorias, cambios en el entorno operacional y otros factores. Dichas variaciones en la experiencia real podrían tener un efecto significativo en los resultados y conclusiones de esta carta. Watson Wyatt no garantiza que las hipótesis asumidas en esta carta se reflejen en la experiencia real futura.

18 El cálculo realizado por Consultora Mapfre Vida no toma en consideración las posibles implicaciones que pudieran surgir de la introducción de nuevos requisitos reglamentarios, como por ejemplo un incremento en el nivel de capital requerido para el mantenimiento del negocio, o limitaciones en cuanto a la forma en que son invertidos los activos.

Atentamente

Julio Koch | Felipe Gómez Rojas

Watson Wyatt
Worldwide

Glosario

- Los **"European Embedded Value Principles"** o **"EEVP"** son los principios que definen la metodología a seguir para el cálculo del "European Embedded Value". Los EEVP fueron acordados por los directores financieros de las multinacionales aseguradoras europeas pertenecientes al "CFO Forum" con el propósito de aumentar la comparabilidad y transparencia de los cálculos del valor intrínseco realizados por las compañías de seguros. El documento que contiene los EEVP se puede ser obtener en la dirección de Internet
- El **Patrimonio Neto Ajustado** o **"ANAV"** es igual a los fondos propios de acuerdo con el plan contable español (PGC) ajustados por: las plusvalías o minusvalías no realizadas de propiedad de los accionistas; las donaciones y dividendos comprometidos; el fondo de comercio; los gastos diferidos; y cualquier otro elemento necesario para obtener el valor económico del capital.
- Las **Opciones y Garantías Financieras** o **"FOGs"** son aquellas características del negocio objeto del cálculo que implican la existencia de garantías significativas, sobre el nivel o naturaleza de las prestaciones de los tomadores, u opciones a cambiar dichas prestaciones, ejercitables a discreción de los tomadores y cuyo potencial valor depende del comportamiento de las variables financieras.
- El **Valor de una Opción** se compone de **Valor Intrínseco** y **Valor Temporal**. En el caso de una opción de compra o "call", el valor intrínseco es igual a la diferencia entre el precio del activo subyacente y el precio de ejercicio de la misma (en el caso de una opción de venta o "put" el orden de la diferencia se invierte). El valor intrínseco no puede ser inferior a cero. El valor temporal es igual a la diferencia entre valor total y valor intrínseco y se asigna a la posibilidad que los beneficios económicos obtenibles de la opción crezcan antes de su vencimiento.
- El **Valor Actual del Negocio en Vigor** o **"PVIF"** es igual al valor actual de los beneficios contables futuros esperados de la cartera en vigor a la fecha de la valoración, después de impuestos, calculado en base a tasas sin riesgo y descontado a la curva sin riesgo. El PVIF incluye el "valor intrínseco" de las opciones y garantías financieras concedidas a los asegurados.

Glosario

- El **Coste del Capital** o **"CoC"** es igual a la diferencia entre el importe del capital necesario y el valor presente de las distribuciones futuras de dicho capital ajustadas por la rentabilidad futura esperada de las inversiones. El CoC se ha cuantificado en función de una estimación del capital ajustado por el riesgo calculada con un modelo basado en el de Standard & Poor's.
- El **Valor del Negocio en Vigor** o **"VIF"** es igual a: PVIF – Valor Temporal de las FOGs (**"TVFOGs"**) - CoC
- El **"European Embedded Value"** o **"EEV"** es el valor intrínseco obtenido aplicando los "European Embedded Value Principles". El EEV es igual a: ANAV + VIF.
- El **Valor Añadido** o **"Embedded Value Earnings"** se define como el cambio en el valor intrínseco durante el período, incluyendo los pagos de dividendos y excluyendo las aportaciones de capital, y proporciona una medida del desempeño económico durante el año.
- Los **Cambios en las Hipótesis** son los cambios en la experiencia futura asumida en el cálculo del valor actual del negocio en vigor, incluyendo hipótesis económicas, de gastos, caídas y siniestralidad.
- El **Rendimiento Esperado del Valor Intrínseco al Inicio del Año** está compuesto por el rendimiento efectivo después de impuestos del patrimonio neto ajustado al inicio del año menos el coste de capital, más el rendimiento, a la tasa de descuento, del valor del negocio en vigor y del capital al inicio del año.
- La **Desviación de la Experiencia Respecto a las Hipótesis** surge por la variación entre la experiencia real y la experiencia asumida utilizada para calcular el valor intrínseco al inicio del año.
- El **Retorno sobre el Valor Intrínseco** (**"Return on Embedded Value"** o **"RoEV"**) se obtiene dividiendo el cambio en el valor intrínseco durante el período por el valor intrínseco al cierre del período anterior.

Glosario

- El **Nuevo Negocio** o **"New Business"** corresponde: en el caso de los seguros de Vida, a las primas únicas, extraordinarias y periódicas de pólizas suscritas en el año, así como las aportaciones extraordinarias a las pólizas existentes; en el caso de los fondos de inversión, a las nuevas suscripciones; en el caso de los fondos de pensiones, a las aportaciones únicas, extraordinarias y periódicas de nuevos partícipes, así como las aportaciones extraordinarias de partícipes existentes.
- El **Valor Presente de los Ingresos del Nuevo Negocio** (**"Present Value of New Business Income"** o **"PVNBI"**) corresponde: en el caso de los seguros de Vida, al valor presente de las primas ingresadas y esperadas del nuevo negocio; en el caso de los fondos de inversión, a las aportaciones recibidas en el año; y, en el caso de los fondos de pensiones, a las aportaciones recibidas en el año y esperadas del nuevo negocio.
- El ***Valor Añadido por el Nuevo Negocio*** *o* **"VNB"**, *es el valor intrínseco añadido por el nuevo negocio* en el ejercicio neto de los gastos de adquisición, TVFOGs y CoC, valorado al cierre del año utilizando las hipótesis aplicables en dicho momento.

MAPFRE

Advertencia

Este documento tiene carácter meramente informativo. Su contenido no constituye oferta o invitación a contratar ni vincula en modo alguno a la entidad emisora. La información relativa a los planes de la sociedad, su evolución, sus resultados y sus dividendos constituyen simples previsiones cuya formulación no supone garantía con respecto a la actuación futura de la entidad o la consecución de los objetivos o de los beneficios estimados. Los destinatarios de esta información deben tener en cuenta que, en la elaboración de estas previsiones, se utilizan hipótesis y estimaciones con respecto a las cuales existe un alto grado de incertidumbre, y que concurren múltiples factores que pueden determinar que los resultados futuros difieran significativamente de los previstos. Entre estos factores, merecen ser destacados los siguientes: evolución del mercado asegurador y de la situación económica general en los países en los que opera la entidad; modificaciones del marco legal; cambios en la política monetaria; circunstancias que pueden afectar a la competitividad de los productos y servicios aseguradores; cambios en las tendencias en las que se basan las tablas de mortalidad y morbilidad que afectan a la actividad aseguradora en los ramos de vida y salud; frecuencia y gravedad de los siniestros objeto de cobertura, tanto en el ámbito de la actividad reaseguradora y de los seguros generales como en el de los de vida; fluctuación de los tipos de interés y de los tipos de cambio; riesgos asociados al uso de productos derivados; efecto de futuras adquisiciones.

MAPFRE no se compromete a actualizar o revisar periódicamente el contenido de este documento.

FIRST QUARTER 2007 RESULTS
Presentation for investors and analysts

Madrid, 26th April 2007

MAPFRE

Nº 2007 - 15

MAPFRE

Key highlights

Recent agreements

Consolidated financial figures

Business development

Appendix

Calendar and contacts

Executive summary[1]

- The following aspects must be noted about the results for the first quarter of 2007:

  - Results after tax and minority interests amounted to €169.7 million, a rise of 9.6% versus the same period of 2006. During the first quarter of 2006, MAPFRE AUTOMÓVILES recorded a net gain from the realisation of real estate investments of €35 million (€3.9 million in the first quarter of 2007). Excluding these gains (part of the ordinary policy of rotation of real estate investments, whose accrual varies each year), the Group's net result has increased by 38.3%;
  - Non-life written and accepted direct insurance and reinsurance premiums amounted to €2,751.9 million with a growth of 2.9% (3.3% in Spain and 2.1% Abroad); growth has declined as a result of the slowdown in Motor insurance premiums in Spain and the appreciation of the Euro versus the US Dollar and other American currencies;
  - Funds under management in Life and Savings products amounted to €20,406 million, representing an increase of 4.7% (7% excluding the effect of shadow accounting adjustments);
  - Total operating revenues reached €3,994.3 million, an increase of 1.3%;
  - The Non-life combined ratio was 93% (96.7% in the first quarter of 2006) and the ROE reached 16.5%.

- As a result of the incorporation to the shareholder base of the former mutual members, the number of shareholders increased to 421,543, up from 35,934 the previous year.

1) *This document compares accounting information for MAPFRE for the first quarter 2007, with the pro forma figures for the first* quarter 2006, which include all the activities which are included in the current scope of consolidation.

MAPFRE

MAPFRE S.A.: Key figures

	3M 2007	3M 2006[1]	% 07/06
Non-Life gross written and accepted premiums	**2,751.9**	2,673.4	2.9%
Life gross written and accepted premiums	**637.0**	648.9	-1.8%
Total gross written and accepted premiums	**3,388.9**	3,322.3	2.0%
Net income, group share	**169.7**	154.9	9.6%
Total assets	**34,554.3**	32,903.2	5.0%
Managed savings [2]	**20,406.0**	19,483.7	4.7%
Shareholders' equity	**3,975.2**	3,600.1	10.4%
Financial debt	**820.6**	683.1	20.1%
Earnings per share [3]	**0.075**	0.068	9.6%
Employees	**28,602**	25,770	11.0%
Non-life loss ratio [4]	**69.5%**	74.1%	
Non-life expense ratio [4]	**23.5%**	22.6%	
Non-life combined ratio [4]	**93.0%**	96.7%	
ROE[5]	**16.5%**	—	

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.
2) Includes: Life technical reserves, mutual and pension funds. It does not include funds managed by CAJA MADRID's asset management subsidiaries.
3) The number of shares for the first quarter 2006 has been adjusted for the 5x1 share split carried out in October 2006.
4) Ratios calculated over net premiums earned.
5) The quarterly ROE is calculated by dividing the sum of the net profits for the last four quarters, by the average equity of the last four quarters.

Million Euros

MAPFRE

Recent agreements

MAPFRE is executing its strategy:

Consolidate its leading position in the Spanish insurance market

New bancassurance agreements → CAJA CASTILLA LA MANCHA (CCM), bankinter., BBVA → Significant impulse to banking distribution

Integration of businesses → MVA MUTUA VALENCIANA AUTOMOVILISTA → Increased penetration in Motor insurance and in the areas where MVA is present

→ Increase market share and widen distribution channels

Establish the basis for a presence in direct insurance in markets with large growth potential

Italy → MAPFRE CATTOLICA AUTO

Turkey → GENEL SIGORTA

→ MAPFRE will apply its know- how in order to accelerate growth and increase profitability

MAPFRE

Recent agreements

Key figures 2006 [(1)]

	CAJA CASTILLA LA MANCHA	BANKINTER	MUTUA VALENCIANA AUTOMOVILISTA	MAPFRE CATTOLICA AUTO	GENEL SIGORTA
Premiums	228.7	36.2	110.1	1,056.0	122.5
Technical reserves	867.5	489.5	---	n.a.	---
Pension funds	170.0	1,068.0	n.a.	n.a.	n.a.
Total funds under management	1,037.5	1,557.5	---	---	---

1) Source: Annual accounts for fiscal year 2006; ICEA. Figures before minority interests. In the case of CAJA CASTILLA LA MANCHA and Bankinter, figures correspond to fiscal year 2005.

Banking distribution of Life Assurance
Agreements with CAJA CASTILLA LA MANCHA and BANKINTER

New production of Life Assurance in Spain by channel


Other channels
28%
Banc-assurance
72%

Source: ICEA, figures to December 2005

In Spain 3 out of every 4 Life policies are sold through the banking channel

Banking distribution networks for Life Assurance, after the agreements with CCM and BANKINTER (number of branches)

CAJA MADRID	1,953
CCM	506
BANKINTER	332

These agreements give a significant boost to the volume of business and growth opportunities in Life Assurance

MAPFRE

Agreement with CAJA CASTILLA LA MANCHA
Summary

Brief description	Agreement for the joint development of the Life Assurance and Pension Funds businesses sold through the CCM network MAPFRE S.A. acquires 50% of CCM Vida y Pensiones
Duration of the agreement	Indefinite
Advantages of the agreement	This operation strongly boosts the growth opportunities for CCM's insurance and Pension Funds businesses and reinforces MAPFRE's leading position in Life Assurance
Distribution	Extensive distribution network of 506 branches in 20 provinces (428 in Castile La Mancha) CCM Internet channel "activa 24 horas"
Management / Corporate governance	MAPFRE VIDA will manage the company

MAPFRE

Agreement with BANKINTER
Summary

Brief description	Agreement for the joint development of the Bank's Life Assurance and Pension Funds businesses MAPFRE VIDA acquires 50% of BANKINTER SEGUROS DE VIDA
Duration of the agreement	Indefinite
Advantages of the agreement	Synergies derived from MAPFRE's leading position in Life Assurance and the Bankinter Group's technological strength and multi-network / multi-channel strategy: 60% of clients use more than one channel 68.7% of transactions are undertaken using remote networks Excellent cross-selling ratio of 6.45 products per client 72% of new personal mortgages are sold together with a Life Assurance product
Management / Corporate governance	MAPFRE VIDA will manage the company. The Board of Directors will be equally represented; the Chairman and General Manager will be appointed by MAPFRE and BANKINTER, respectively

Agreement with BBVA
Summary

MAPFRE

Brief description	Agreement for the management and sale of Motor insurance products, to be distributed through the Bank's networks BBVA Seguros will issue the policies under a 50% co-insurance scheme with MAPFRE
Duration of the agreement	4 years, renewable
Advantages of the agreement	Synergies derived from the integration of two leading groups in the Spanish market: -BBVA widens its offer of insurance products in a line which requires strict technical management -MAPFRE adds BBVA's highly qualified networks to its traditional distribution channels
Outlook	Strong potential for business growth
Distribution	3,635 branches in Spain Finanzia, the second largest Spanish group by volume of car financing in Spain Telephone and Internet
Management	MAPFRE will design the products, manage the claims and provide service to insured customers
Commencement of operations	September 2007

Agreement with MUTUA VALENCIANA AUTOMOVILISTA
Summary

MAPFRE

Brief description	Integration of MUTUA VALENCIANA AUTOMOVILISTA's (MVA) activities and businesses into MAPFRE's insurance subsidiaries MVA's Motor insurance portfolio, which constitutes the main part of its business, will be integrated into MAPFRE AUTOMÓVILES. The portfolios of the other lines will be ceded to the corresponding entities of the MAPFRE Group
Advantages of the agreement	MVA has an important penetration in the Community of Valencia and in Andalusia and contributes a 1% market share of the Motor insurance market in Spain
Outlook	It is expected that the integration will generate revenue and cost synergies in the medium term
MVA network	MVA has 71 own branches, whose integration will imply a 17% increase in the MAPFRE network of direct offices

Alliance with the CATTOLICA Group
Summary

Brief description	Agreement to develop jointly the Motor insurance business, distributed through the agents channel in Italy The alliance will be formed through a subsidiary of CATTOLICA, which will integrate the Motor insurance business and will be called MAPFRE CATTOLICA AUTO (MCA). MAPFRE will acquire a 50% stake in the said company. MCA will initially rank no. 5 in Motor insurance in Italy
Duration of agreement	Alliance to be reviewed every 5 years
Distribution	MCA will distribute its products through CATTOLICA's network, comprising of 1,426 branches
Management / Corporate governance	CATTOLICA and MAPFRE will jointly manage MAPFRE CATTOLICA AUTO, and will nominate an equal number of members of the Board of Directors. MAPFRE will appoint the Vice Chairman and the General Manager; CATTOLICA will appoint the Chief Executive subject to the prior approval of MAPFRE
Commencement of operations	Second half 2007, subject to obtaining the relevant authorisations
Other	MAPFRE is a shareholder of the parent company SOCIETÀ CATTOLICA DI ASSICURAZIONI, with a stake close to 5%, which could be increased to 15%

Acquisition of 80% of GENEL SIGORTA
Summary

MAPFRE

Brief description	Acquisition of an 80% shareholding in GENEL SIGORTA, the 10th largest Non-life company in Turkey, with a market share of 3.2% and the 6th largest in the Motor insurance business
Çukurova Group	The Çukurova Group, which will maintain a 20% stake, is one of the largest industrial groups in the country and operates in the telecommunications, press and radio, motor, shipping, packaging and construction sectors.
Advantages of the agreement	Entry into direct insurance in a market with huge growth potential Well managed company with a medium-to-large size in its market and an effective distribution network Good results and positive outlook
Distribution	297 exclusive agents throughout the country
Management / Corporate governance	MAPFRE will manage the company

MAPFRE

Recent agreements

Disbursement and financing

	Disbursements in 2007 (€ million)	Disbursements from 2008 onwards
CAJA CASTILLA LA MANCHA	60.9	Additional payments during the coming years, linked to the value created, up to an estimated maximum amount of €93.1 million
BANKINTER	197.3	2 deferred payments of €20 million each, in years 5 and 10, subject to the completion of the business plan
BBVA	---	---
MUTUA VALENCIANA AUTOMOVILISTA	Integration	---
MAPFRE CATTOLICA AUTO	473	---
GENEL SIGORTA	285	---

Total outlay in excess of €1 billion, financed entirely with cash and debt

MAPFRE

MAPFRE

Key operating figures

- The following table shows the development of the key operating figures of MAPFRE's main Units and Subsidaries[1]:

	Revenues	% Var.	Net profit	% Var.	Combined ratio [2] 3M 2007	Combined ratio [2] 3M 2006
MOTOR [1]	**704.5**	-2.6%	**73.3**	8.4%	**90.2%**	95.9%
GENERAL INSURANCE	**468.9**	-4.9%	**34.6**	49.8%	**88.3%**	94.7%
HEALTH	**431.6**	8.9%	**5.6**	107.4%	**93.8%**	95.9%
AGRICULTURAL & LIVESTOCK	**60.9**	4.6%	**1.7**	6.3%	**99.4%**	97.4%
FAMILY DIVISION	**1,665.9**	-0.3%	**115.2**	21.2%	**90.5%**	95.6%
COMMERCIAL INSURANCE	**452.1**	9.9%	**31.9**	31.8%	**78.5%**	82.1%
TOTAL NON-LIFE BUSINESS SPAIN	**2,118.0**	1.7%	**147.1**	23.3%	**89.2%**	94.0%
LIFE AND SAVINGS	**696.6**	-10.5%	**35.8**	17.8%	**0.9%**	0.9%
AMÉRICA	**604.6**	7.0%	**19.8**	0.5%	**101.8%**	103.5%
AMÉRICA VIDA	**138.2**	23.6%	**1.8**	20.0%	—	—
MAPFRE SEGUROS GERAIS	**59.6**	40.9%	**2.2**	---	**102.0%**	104.9%
MAPFRE INTERNACIONAL	**11.7**	11.4%	**0.6**	14.8%	**105.8%**	108.6%
INT'L. DIRECT INSURANCE DIVISION	**814.0**	11.5%	**24.3**	9.1%	**101.8%**	103.6%
REINSURANCE	**412.6**	1.9%	**22.0**	6.8%	**97.4%**	94.0%
ASSISTANCE	**107.8**	8.0%	**1.6**	0.0%	**93.7%**	94.1%
MAPFRE [1]	**3,994.3**	1.3%	**169.7**	9.6%	**93.0%**	96.7%

Million Euros

1) The figures and percentage changes for the first quarter of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMOVILES S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first quarter 2006 of the businesses that have been included into the scope of consolidation of both companies.
2) The figures for the LIFE AND SAVINGS Unit correspond to the expense ratio as a percentage of average third-party funds under management (annualised ratio).

Breakdown of premiums by distribution channel in Spain

	AGENTS CHANNEL			BANK CHANNEL			TOTAL		
	3M 2007	3M 2006	**Var. %**	**3M 2007**	3M 2006	**Var. %**	**3M 2007**	3M 2006	**Var. %**
LIFE	268.9	311.1	-13.6%	171.2	214.8	-20.3%	440.1	525.9	-16.3%
MOTOR	587.7	569.6	3.2%	8.6	7.2	19.4%	596.3	576.8	3.4%
GENERAL INSURANCE	405.5	425.1	-4.6%	33.0	39.2	-15.8%	438.5	464.3	-5.6%
AGRICULTURAL AND LIVESTOCK	56.9	55.3	2.9%	0.2	0.1	100.0%	57.1	55.4	3.1%
HEALTH	400.2	369.8	8.2%	24.3	20.8	16.8%	424.5	390.6	8.7%
COMMERCIAL INSURANCE	407.0	375.9	8.3%	9.2	7.7	19.5%	416.2	383.6	8.5%
NON-LIFE	1,857.4	1,795.7	3.4%	75.3	75.0	0.4%	1,932.6	1,870.7	3.3%
Consolidation adjustments							---	---	---
TOTAL	2,126.3	2,106.7	0.9%	246.4	289.9	-15.0%	2,372.7	2,396.6	-1.0%

Million Euros

MAPFRE

Non-life income statement

	3M 2007	3M 2006[1]	% 07/06
Gross written and accepted premiums	2,751.9	2,673.4	2.9%
Premiums earned, net of ceded and retroceded reinsurance	1,832.4	1,710.6	7.1%
Net claims incurred and variation in other technical provisions	-1,274.4	-1,268.4	0.5%
Operating expenses, net of reinsurance	-415.0	-380.0	9.2%
Other technical income and expenses	-16.1	-6.3	155.6%
Technical result	**126.9**	**55.9**	**127.0%**
Net financial income and Other non-technical income and expenses	143.3	182.8	-21.6%
Result of Non-life business	**270.2**	**238.7**	**13.2%**
Non-life loss ratio[2]	69.5%	74.1%	
Non-life expense ratio[2]	23.5%	22.6%	
Non-life combined ratio[2]	93.0%	96.7%	

Million Euros

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.
2) Ratios calculated over net premiums earned.

Development of Non-life results

- The increase in gross written and accepted premiums is due mainly to:
  - An increase of 9% at MAPFRE EMPRESAS, reflecting the notable increase in premiums in the Spanish market and the significant expansion of the Global Risks business;
  - 8.7% growth at MAPFRE CAJA SALUD, driven mainly by the Health Assistance group business and by the Expense Reimbursement line;
  - A rise of 8.3% at MAPFRE AMÉRICA, thanks to the sustained development of business in Brazil;
  - A reduction of 3.5% in Motor insurance in Spain as a result of intense competition and the decline in the sale of new cars.
- The rise in net premiums earned reflects the reduction in the growth rate of gross written and accepted premiums, as well as higher retention levels.
- There has been a general reduction in the loss ratio, and especially in the Motor business in Spain, thanks to the containment of the average cost of claims and to a decrease in frequency.
- The expense ratio has increased, especially in the Motor business in Spain, as a result of higher advertising and IT costs, and in Reinsurance, due to the changes in the structure of retrocessions from Group companies.
- Financial income decreased, primarily because of lower real estate realisation gains at MAPFRE AUTOMÓVILES.

MAPFRE

Life income statement

	3M 2007	3M 2006(1)	% 07/06
Gross written and accepted premiums	637.0	648.9	-1.8%
Premiums earned, net of ceded and retroceded reinsurance	554.1	581.8	-4.8%
Net claims incurred and variation in other tech. provisions	-571.8	-584.4	-2.2%
Operating expenses, net of reinsurance	-94.4	-79.3	19.0%
Other technical income and expenses	-4.6	-3.0	53.3%
Technical result	**-116.7**	**-84.9**	**37.5%**
Net financial income	165.0	119.5	38.1%
Unrealised gains/losses in Unit-Linked products	2.2	6.1	-63.9%
Result of Life business	**50.5**	**40.7**	**24.1%**

Million Euros

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Development of Life results

- Premiums growth reflects the reduction in:
  - the decline in the winning of new business in Spain is due to the change in the fiscal treatment of investment returns, which initially causes uncertainty among savers, and the rise in short-term interest rates, which reduces the attractiveness of long-term savings products;
  - the sustained growth in Life-Protection products, which contribute significantly to the growth of the embedded value of the business. In the first quarter of the year, a new single-premium mortgage amortisation product was successfully launched.
  - the strong increase in volumes in Brazil (€131 million, versus €89.5 million in the first quarter of 2006).

- The loss experience has declined versus the same period of the previous year, due mainly to the effect of the aforementioned reduction in the winning of new business in Spain.

- The increase in financial income reflects:
  - Higher interest rates.
  - Lower negative adjustments from shadow accounting, as a result of interest rates having risen less in the first quarter of 2007 versus the same period in the previous year.

Other Activities

Million Euros

	3M 2007	3M 2006(1)	% 07/06
Operating income	117.8	104.3	12.9%
Operating expenses	-104.7	-94.9	10.3%
Net financial income	-6.3	-1.2	---
Results from minority interests	4.4	2.8	57.1%
Other net income	0.0	0.1	---
Results from Other business activities	**11.2**	**11.1**	**0.9%**

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Development of Other Activities results

- The growth in income and results is driven mainly by:
  - The increase in the volume of assets managed by MAPFRE INVERSIÓN.
  - Larger business volumes and profits at MAPFRE QUAVITAE, as a result of the opening of new Nursing Homes and higher occupancy levels.

Results

	3M 2007	3M 2006 [1]	% 07/06
Result before tax and minority interests	**331.9**	**290.5**	**14.3%**
Taxes	-100.0	-90.9	10.0%
Result after tax	**231.9**	**199.6**	**16.2%**
Result attributable to minority interests	-62.2	-44.7	39.1%
Result after tax and minority interests	**169.7**	**154.9**	**9.6%**

- The variation in taxes reflects the reduction in the corporate tax rate in Spain to 32.5% (35% in 2006) and the strong growth in results from Brazil, which are taxed at 38%.
- The result attributable to minority interests grew faster than the result after tax, due to the 39.2% increase in profits at MAPFRE – CAJA MADRID HOLDING.

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Million Euros

Balance sheet

	3M 2007	3M 2006[1]	% 07/06
ASSETS			
Goodwill	611.1	592.3	3.2%
Fixed assets	1,049.4	878.9	19.4%
Investments	24,118.7	23,406.0	3.0%
Participation by reinsurance in technical reserves	1,837.6	1,561.2	17.7%
Other assets	6,937.5	6,464.9	7.3%
TOTAL ASSETS	**34,554.3**	**32,903.2**	5.0%
LIABILITIES			
Shareholders' Equity	3,975.2	3,600.1	10.4%
Minority interests	1,139.9	943.9	20.8%
Debt	820.6	683.1	20.1%
Technical reserves	24,775.6	23,800.2	4.1%
- Life assurance reserves	15,083.0	14,783.9	2.0%
- Other technical reserves	9,692.6	9,016.3	7.5%
Reserves for risks and expenses	211.9	168.3	25.9%
Other liabilities	3,631.1	3,707.6	-2.1%
TOTAL LIABILITIES	**34,554.3**	**32,903.2**	5.0%

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Million Euros

MAPFRE

Statement of changes in consolidated equity

	2007	2006[1]
BALANCE AS AT PRIOR YEAR END	**5,054.2**	4,466.3
Additions and deductions accounted for directly in equity		
Investments available for sale	**-168.0**	-366.5
Translation adjustments	**1.0**	-20.5
Shadow accounting - Life assurance	**98.0**	292.1
TOTAL	**-69.0**	-94.9
Result for the period	**231.9**	199.6
Distribution of previous year result	**-113.8**	-33.9
Interim dividend for the year	**0.0**	0.0
Other items	**11.8**	6.9
BALANCE AS AT 31ST MARCH	**5,115.1**	4,544.0

Million Euros

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Development of the consolidated equity

- The variation in the consolidated equity reflects:
  - The result for the quarter.
  - A lower negative impact from the rise in interest rates, compared to the same period of the previous year. This has resulted in a comparatively smaller reduction in the value of the investments available for sale and a lesser variation in the Life assurance reserves, through shadow accounting adjustments.

MAPFRE AUTOMÓVILES

- MAPFRE's Motor insurance premiums in Spain decreased 3.5%, as a result of the intense price competition and the decline in the sale of new cars.

- The loss ratio has declined notably, thanks to the containment of the average cost of claims and the reduction in frequency.

- The increase in the expense ratio reflects larger advertising and IT costs.

- Figures for 2007 include the Motor business in the Canary Islands, which in 2006 was included in a subsidiary of the GENERAL INSURANCE OPERATING UNIT, and net realisation gains from the sale of real estate investments of €3.9 million (€35 million in the first quarter 2006). Excluding these items, the net result would have increased 101.4%.

	3M 2007[1]	3M 2006[2]	% 07/06
Gross written and accepted premiums	**596.3**	576.8	3.4%
Net premiums earned	**582.9**	530.3	9.9%
Underwriting result	**56.9**	22.2	156.3%
Net financial income	**38.5**	72.6	-47.0%
Other business activities	**1.5**	0.4	—
Other non-technical results	**7.7**	5.1	51.0%
Gross result[3]	**104.6**	100.3	4.3%
Net result	**73.3**	67.6	8.4%
Fixed assets	**405.7**	420.5	-3.5%
Investments	**2,727.2**	2,237.2	21.9%
- Real estate	**474.2**	429.9	10.3%
- Other investments and cash	**2,253.0**	1,807.2	24.7%
Technical reserves	**1,361.1**	1,183.2	15.0%
Equity	**830.7**	571.8	45.3%
Non-life loss ratio[4]	**75.4%**	84.2%	
Non-life expense ratio[4]	**14.8%**	11.7%	
Non-life combined ratio[4]	**90.2%**	95.9%	
ROE	**36.9%**	n.a.	

1) Figures for the first quarter 2007 includes the Motor business of MAPFRE GUANARTEME.
2) Consolidated pro forma figures.
3) Before taxes.
4) Ratios as a % of net premiums earned.

Million Euros

GENERAL INSURANCE OPERATING UNIT

- The development of premiums is due to a notable slowdown in the sale of payment protection insurance, as a result of a lower demand for mortgage loans. Household insurance maintained a sustained growth (+9.4%)
- The loss ratio declined as a result of the reduction both in frequency and in the average cost of claims.
- The large reduction in the expense ratio reflects primarily the positive effects of the cost reduction programme.
- Figures for 2007 do not include the Motor insurance business in the Canary Islands. Excluding this, premiums grew 3.7%, while the net result increased by 63.1%.

	3M 2007[1]	3M 2006[2]	% 07/06
Gross written and accepted premiums	**438.5**	464.3	-5.6%
- Burial insurance	**204.7**	198.1	3.3%
- Other business lines	**233.8**	266.2	-12.2%
Net premiums earned	**265.4**	267.2	-0.7%
Underwriting result	**30.3**	13.5	124.4%
Net financial income	**19.0**	18.5	2.7%
Other business activities	**0.0**	0.0	---
Other non-technical results	**1.7**	2.2	-22.7%
Gross result [3]	**51.0**	34.3	48.7%
Net result	**34.6**	23.1	49.8%
Investments	**1,111.8**	1,023.7	8.6%
Technical reserves	**1,301.6**	1,350.4	-3.6%
Shareholders' equity	**347.5**	303.6	14.5%
Non-life loss ratio[4]	**64.0%**	67.6%	
Non-life expense ratio[4]	**24.2%**	27.1%	
Non-life combined ratio[4]	**88.3%**	94.7%	
ROE	**38.1%**	24.7%	

1) Figures for the first quarter 2007 do not include MAPFRE GUANARTEME's Motor insurance business.
2) Figures for 2006 do not include MAPFRE GUANARTEME's industrial risks portfolio, which was transferred to the COMMERCIAL INSURANCE UNIT at year end, with accounting effect from 01-01-2006. The effect of this transfer on gross written premiums and on the net result of said year, amounted to €12 million and €0.4 million, respectively.
3) Before taxes and minority interests.
4) Ratios as a % of net premiums earned.

Million Euros

COMMERCIAL INSURANCE OPERATING UNIT

- The results of the Unit reflect:
  - a notable increase in premiums in the Spanish market and the significant expansion of the Global Risks business, as a result of the development of the international business of the Unit's clients;
  - stable loss ratios across all business lines in which the Unit operates, with a notable improvement in Credit line;
  - *realisation gains* of €5.6 million (€3.5 million in the first quarter 2006).

- Figures for 2007 do not include the branch in Portugal. Excluding this effect, premiums grew 9% and the net result improved by 29.1%.

	3M 2007	3M 2006[1]	% 07/06
Gross written and accepted premiums	**416.2**	383.6	8.5%
- Industrial business	**188.1**	176.7	6.5%
- Global Risks	**185.4**	161.4	14.9%
- Credit and Surety business	**42.7**	45.5	-6.2%
Net premiums earned	**130.0**	118.8	9.4%
Underwriting result	**28.0**	21.2	32.1%
Net financial income	**18.6**	15.3	21.6%
Other business activities	**-0.4**	-0.1	---
Other non-technical results	**0.9**	0.9	0.0%
Gross result [2]	**47.1**	37.3	26.3%
Net result	**31.9**	24.2	31.8%
Investments	**1,206.3**	1,084.6	11.2%
Technical reserves	**2,361.0**	2,102.5	12.3%
Shareholders' equity	**352.3**	282.4	24.8%
Non-life loss ratio[3]	**64.8%**	68.6%	
Non-life expense ratio[3][4]	**13.7%**	13.5%	
Non-life combined ratio[3]	**78.5%**	82.1%	
ROE	**27.1%**	27.0%	

1) Figures for the first quarter 2007 do not include the branch in Portugal.
2) Figures for the first quarter of 2006 do not include MAPFRE GUANARTEME's industrial risks portfolio, which was transferred to the COMMERCIAL INSURANCE UNIT at year end, with accounting effect from 01-01-2006. The effect of this transfer on gross written premiums and on the net result of said year, amounted to €11.8 million and €0.5 million, respectively. The reinsurance accepted by MAPFRE GUANARTEME has been eliminated upon consolidation.
3) Before taxes and minority interests.
4) Ratio as a % of net premiums earned.
5) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

Million Euros

LIFE ASSURANCE OPERATING UNIT

- The winning of new funds in Life Assurance and Savings products declined with respect the previous year, due to:
  - the change in the fiscal treatment of investment returns, which initially causes uncertainty among savers;
  - the rise in short-term interest rates, which reduces the attractiveness of long-term savings products.
- Life protection premiums, which contribute significantly to the increase in the growth of the embedded value of the business, maintained their sustained growth. In the first quarter, a new single-premium mortgage amortisation product was successfully launched.
- Figures for 2007 no not include the branch in Portugal. Excluding this effect, third-party funds under management increased 4.9%, premiums declined 14.5% and the Net result improved by 18.8%.

	3M 2007 (1)	3M 2006	% 07/06
Technical Reserves Spanish GAAP	**13,420.3**	13,115.5	2.3%
IFRS adjustments	**979.7**	1,320.3	-25.8%
Technical Reserves IFRS	**14,400.0**	14,435.8	-0.2%
Mutual Funds and managed portfolios	**3,891.0**	3,297.7	18.0%
Pension Funds	**1,498.6**	1,306.8	14.7%
Third-party funds under management			
IFRS	**19,789.6**	19,040.3	3.9%
Spanish GAAP	**18,809.9**	17,720.0	6.2%
Gross written and accepted premiums	**440.1**	525.9	-16.3%
Net premiums earned	**426.5**	513.9	-17.0%
Underwriting and financial result	**36.5**	34.2	6.7%
Other business activities	**15.9**	11.9	33.6%
Other non technical results	**0.0**	0.0	—
Gross result (2)	**52.4**	46.1	13.7%
Net result	**35.8**	30.4	17.8%
Investments	**15,319.2**	15,505.5	-1.2%
Shareholders' equity	**665.5**	605.6	9.9%
Expense Ratio(3)	**0.9%**	0.9%	
ROE	**21.2%**	20.9%	

1) Figures for the first quarter 2007 do not include the branch in Portugal.
2) Before taxes and minority interests.
3) Net operating expenses / average third party managed funds (annualised ratio).

Million Euros

LIFE ASSURANCE OPERATING UNIT:
Premiums breakdown

Million Euros

	3M 2007 [1]	3M 2006	% 07/06
Regular Premiums	**96.8**	**108.4**	-10.7%
- Agents channel	89.7	100.7	-10.9%
- Bank channel	7.1	7.7	-7.8%
Single Premiums	**226.7**	**310.3**	-26.9%
- Agents channel	97.3	132.9	-26.8%
- Bank channel	129.4	177.4	-27.1%
Life premiums - Savings	**323.5**	**418.7**	-22.7%
Life Premiums - Protection	**116.6**	**107.2**	8.8%
- Agents channel	81.9	77.5	5.7%
- Bank channel	34.7	29.7	16.8%
TOTAL PREMIUMS	**440.1**	**525.9**	-16.3%
- Agents channel	268.9	311.1	-13.6%
- Bank channel	171.2	214.8	-20.3%

1) Figures for the first quarter 2007 do not include the branch in Portugal.

LIFE ASSURANCE OPERATING UNIT:
Breakdown of funds under management

MAPFRE

	3M 2007 [1]	3M 2006	% 07/06
Regular premiums insurance	**4,374.1**	**4,427.0**	-1.2%
- Agents channel	4,011.1	4,076.2	-1.6%
- Bank channel	363.0	350.8	3.5%
Single premiums insurance	**9,495.1**	**9,539.0**	-0.5%
- Agents channel	4,705.8	4,849.8	-3.0%
- Bank channel	4,789.2	4,689.2	2.1%
Life assurance - Protection	**191.9**	**165.8**	15.7%
- Agents channel	38.3	36.1	6.1%
- Bank channel	153.6	129.7	18.4%
Mathematical reserves	**14,061.1**	**14,131.7**	-0.5%
Other reserves	338.9	304.1	11.4%
TOTAL TECHNICAL RESERVES	**14,400.0**	**14,435.8**	-0.2%
Mutual funds and managed portfolios	**3,891.0**	**3,297.7**	18.0%
Pension funds	**1,498.6**	**1,306.8**	14.7%
- Individual system	1,325.5	1,155.9	14.7%
- Employers' system	173.1	150.9	14.7%
TOTAL MANAGED SAVINGS	**19,789.6**	**19,040.3**	3.9%

Million Euros

1) Figures for the first quarter 2007 do not include the branch in Portugal.

MAPFRE

LIFE ASSURANCE OPERATING UNIT: Change in funds under management[1]

Million Euros

	3M 2007[2]	3M 2006
Change in IFRS technical reserves	**-242.1**	**-285.2**
> Variation under PGC/PGEA [3]	-75.5	223.8
Mutual funds	**113.7**	**200.6**
> Net sales	-38.2	66.5
Pension funds	**5.4**	**19.4**
> Net sales	-2.7	0.6

1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period.
2) Figures for the first quarter 2007 do not include the branch in Portugal.
3) Variation of technical reserves for each year calculated under PGC/PCEA (Spanish GAAP).

MAPFRE

AMÉRICA OPERATING UNIT

- The 10.7% increase in the Unit's premiums mainly reflects:
  - the sustained growth in business volumes in Brazil, the strong increase recorded in Life assurance being of noteworthy mention (€131 million, versus €89.5 million in the first quarter of 2006);
  - the strong growth in premiums in the Dominican Republic, due to the merger of MAPFRE DOMINICANA and SEGUROS PALIC;
  - the decline in premiums at MAPFRE LA SEGURIDAD (Venezuela), due to the lapsing of some group Health policies.

- The loss ratio has declined in general as a result of improvements in the selection of risks.

- The significant increase in the tax rate is due to the strong increase in results from Brazil, which are taxed at 38%.

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**684.2**	618.0	10.7%
Net premiums earned	**540.6**	460.2	17.5%
Underwriting and financial result	**31.3**	24.4	28.3%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-1.2**	1.3	---
Gross result [1]	**30.0**	25.7	16.7%
Net result	**21.6**	21.2	1.9%
Investments	**1,988.5**	1,703.2	16.8%
Technical reserves	**2,026.7**	1,687.7	20.1%
Shareholders' equity	**913.6**	878.1	4.0%
Non-life loss ratio[2]	**66.0%**	68.4%	
Non-life expense ratio[2]	**35.8%**	35.1%	
Non-life combined ratio[2]	**101.8%**	103.5%	
ROE	**10.4%**	15.2%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

AMÉRICA OPERATING UNIT:
Premiums and results by country

COMPANY	PREMIUMS 3M 2007	PREMIUMS 3M 2006	PREMIUMS % 07/06	PREMIUMS Local Currency % 07/06	RESULTS (1) 3M 2007	RESULTS (1) 3M 2006	RESULTS (1) % 07/06	RESULTS (1) Local Currency % 07/06
BRAZIL (2)	**181.4**	154.3	17.6%	23.5%	**10.4**	3.5	197.1%	207.3%
VENEZUELA	**76.1**	85.6	-11.1%	-2.4%	**6.9**	7.8	-11.5%	-1.8%
PUERTO RICO	**64.7**	61.1	5.9%	15.8%	**2.7**	6.4	-57.8%	-52.8%
MEXICO	**79.3**	75.6	4.9%	19.6%	**2.6**	3.5	-25.7%	-13.8%
ARGENTINA	**71.0**	73.1	-2.9%	7.2%	**2.1**	1.6	31.3%	45.2%
OTHER COUNTRIES (3)	**88.3**	68.2	29.5%	---	**0.6**	0.2	---	---
Holding and consolidation adjustments	---	---	---	---	**1.3**	0.5	---	---
MAPFRE AMÉRICA	**560.8**	517.9	8.3%	---	**26.6**	23.5	13.2%	---
BRAZIL	**99.3**	77.4	28.3%	34.7%	**2.7**	1.5	80.0%	89.8%
ARGENTINA	**2.7**	2.0	35.0%	50.9%	**0.4**	0.4	0.0%	9.1%
OTHER COUNTRIES (4)	**21.4**	20.7	3.4%	---	**0.5**	0.7	-28.6%	---
Holding and consolidation adjustments	---	---	---	---	**-0.2**	-0.4	-50.0%	---
MAPFRE AMÉRICA VIDA	**123.4**	100.1	23.3%	---	**3.4**	2.2	54.5%	---
AMÉRICA OPERATING UNIT	**684.2**	618.0	10.7%	---	**30.0**	25.7	16.7%	---

Million Euros

1) Before taxes and minority interests.
2) Figures for Brazil at the end of March 2007 include the following figures for MAPFRE NOSSA CAIXA: premiums: €31.7 million (€12.2 million in the first quarter 2006); result before taxes and minority interests €3.3 million (€-0.7 million in the first quarter 2006).
3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.
4) Includes Chile, Colombia and Peru.

MAPFRE

AMÉRICA OPERATING UNIT:
Key events of the first quarter

- Results from Puerto Rico have declined, due to increase in the loss ratio caused by the worsening of the economic situation of the island.

- Business diversification continued to increase, thanks to the growth in the Life and General insurance lines, which already make up 24% and 28% of the portfolio, respectively (20% and 27% in the first quarter 2006).

MAPFRE

MAPFRE RE

- The development of premiums reflects the appreciation of the Euro against the US Dollar and other currencies, as well as changes in the structure of cessions from Group companies, whose impact on the accounts is particularly significant in the first quarter.

- Claims arising from storm Kyrill amounted to €24.5 million. Despite this, the loss ratio has remained stable as a result of the aforementioned rise in net premiums earned.

- The increase in the expense ratio reflects the change in the structure of retrocessions from Group companies.

- Net financial income includes realisation gains of €6.3 million (€1.4 million in the first quarter of 2006).

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**374.6**	368.4	1.7%
- of which Life premiums	**32.3**	29.1	11.0%
Net premiums earned	**238.9**	221.5	7.9%
Underwriting result	**10.8**	15.2	-28.9%
Net financial income	**23.3**	16.4	42.1%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-0.8**	-0.6	33.3%
Gross result [(1)]	**33.3**	31.0	7.4%
Net result	**22.0**	20.6	6.8%
Investments	**1,805.8**	1,608.9	12.2%
Technical reserves	**1,698.2**	1,626.0	4.4%
Shareholders' equity	**660.0**	620.8	6.3%
Non-life loss ratio[(2)]	**63.2%**	63.2%	
Non-life expense ratio[(2)]	**34.2%**	30.8%	
Non-life combined ratio[(2)]	**97.4%**	94.0%	
ROE	**12.3%**	5.4%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

MAPFRE

MAPFRE ASISTENCIA

- The slowdown in premiums growth is due to the growing maturity of the pecuniary losses line and the appreciation of the Euro versus the US Dollar.
- The variation in the combined ratio reflects the growing weight in the portfolio of the pecuniary losses line, which is characterised by a low loss ratio, and by comparatively higher acquisition costs.
- The rise in the tax rate is due both to stronger growth in subsidiaries with higher tax rates and to lower tax credits.

	3M 2007	3M 2006	% 07/06
Operating income	**105.1**	98.9	6.3%
- Gross written and accepted premiums	**76.6**	71.9	6.5%
- Other income	**28.5**	27.0	5.6%
Net premiums earned	**61.9**	57.3	8.0%
Underwriting result	**3.9**	3.4	14.7%
Net financial income	**0.6**	0.7	-14.3%
Other business activities	**-1.9**	-1.8	5.6%
Other non-technical results	**0.0**	0.0	---
Gross result [1]	**2.6**	2.3	13.0%
Net result	**1.6**	1.6	0.0%
Investments	**48.2**	39.1	23.3%
Technical reserves	**169.5**	140.4	20.7%
Shareholders' equity	**107.0**	89.2	20.0%
Non-life loss ratio[2]	**68.2%**	73.2%	
Non-life expense ratio[2]	**25.5%**	20.9%	
Non-life combined ratio[2]	**93.7%**	94.1%	
ROE	**10.2%**	12.8%	

1) Before taxes and minority interests.
2) Ratios as a % of net premiums earned.

Million Euros

Key figures of other subsidiaries

	Revenues [1]		Gross result		Net result	
	3M 2007	3M 2006	**3M 2007**	3M 2006	**3M 2007**	3M 2006
FULLY CONSOLIDATED						
MAPFRE AGROPECUARIA	**60.9**	58.2	**2.5**	2.4	**1.7**	1.6
MAPFRE CAJA SALUD	**431.6**	396.3	**8.3**	4.5	**5.6**	2.7
MAPFRE SEGUROS GERAIS	**59.6**	42.3	**3.1**	0.7	**2.2**	0.5
MAPFRE QUAVITAE	**28.9**	23.6	**0.3**	0.2	**0.0**	-0.2
MAPFRE INMUEBLES	**7.6**	7.0	**0.4**	0.0	**0.3**	0.0
EQUITY ACCOUNTED [2]						
BANCO DE S. F. CAJA MADRID - MAPFRE	**12.6**	10.1	**2.2**	1.8	**1.2**	1.0
GESMADRID	**2.2**	2.3	**1.3**	1.4	**0.9**	0.9
CAJA MADRID PENSIONES	**1.4**	1.2	**0.8**	0.6	**0.5**	0.4
CAJA MADRID BOLSA	**3.5**	1.7	**2.4**	0.8	**1.6**	0.5

Million Euros

1) In the case of companies accounted for by the equity method, figures correspond to operating revenues.
2) Adjusted by the percentage of ownership.

MAPFRE

MAPFRE

Organisational chart



MAPFRE S.A.
51%
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
100%
30%
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
100%
MAPFRE SEGUROS GENERALES
MAPFRE AUTO-MÓVILES
100%
100%
MAPFRE CAJA SALUD
MAPFRE AGRO-PECUARIA
100%
FAMILY DIVISION
100%
MAPFRE EMPRESAS
100%
MAPFRE CAUCIÓN Y CRÉDITO
100%
MAPFRE INMUEBLES
57%
MAPFRE QUAVITAE
49%
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID MAPFRE
87%
MAPFRE AMÉRICA
MAPFRE AMÉRICA VIDA
88%
100%
MAPFRE INTER-NACIONAL
MAPFRE SEGUROS GERAIS
100%
INTERNATIONAL DIRECT INSURANCE DIVISION
88%
MAPFRE RE
100%
MAPFRE ASISTENCIA
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

MAPFRE

MAPFRE S.A.:
Key quarterly consolidated figures(1)

Million Euros

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Non-life gross written premiums	2,673.4	2,057.0	1,954.6	1,767.2	2,751.9
Life gross written premiums	648.9	598.7	446.3	786.6	637.0
Total gross writeen premiums	3,322.3	2,655.7	2,400.9	2,553.8	3,388.9
Net result	154.9	145.6	156.1	153.6	169.7
Earnings per share (Euros)	0.068	0.064	0.069	0.068	0.075

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

MAPFRE S.A.: Net consolidated revenues

MAPFRE

	Written and accepted premiums			Income from Investments			Other Income			Total Revenues		
	3M 2007	3M 2006	% Var.	3M 2007	3M 2006	% Var.	3M 2007	3M 2006	% Var.	3M 2007	3M 2006	% Var.
LIFE AND SAVINGS	**440.1**	525.9	-16.3%	**232.9**	228.7	1.8%	**23.6**	23.4	0.9%	**696.6**	778.0	-10.5%
GENERAL INSURANCE	**438.5**	464.3	-5.6%	**23.1**	21.2	9.0%	**7.3**	7.5	-2.7%	**468.9**	493.0	-4.9%
COMMERCIAL INSURANCE	**416.2**	383.6	8.5%	**24.0**	18.8	27.7%	**11.9**	9.0	32.2%	**452.1**	411.4	9.9%
HEALTH	**424.5**	390.6	8.7%	**3.8**	3.1	22.6%	**3.3**	2.6	26.9%	**431.6**	396.3	8.9%
Holding (non consolidated)	---	---	---	0.0	11.5	---	0.0	0.0	---	0.0	11.5	-1
Consolidation adjustments	**0.0**	0.0	---	**25.9**	-14.4	---	**1.8**	-3.5	-151.4%	**27.7**	-17.9	---
MAPFRE-CAJA MADRID[1]	**1719.3**	1764.4	-2.6%	**309.7**	268.9	15.2%	**47.9**	39.3	21.9%	**2076.9**	2072.6	0.2%
MAPFRE AUTOMÓVILES[2]	**596.3**	576.8	3.4%	**50.4**	93.2	-45.9%	**57.8**	53.4	8.2%	**704.5**	723.4	-2.6%
MAPFRE AGROPECUARIA	**57.1**	55.4	3.1%	**3.2**	2.1	52.4%	**0.6**	0.7	-14.3%	**60.9**	58.2	4.6%
INMUEBLES	---	---	---	0.1	---	---	7.5	7.0	7.1%	7.6	7.0	8.6%
QUAVITAE	---	---	---	0.1	---	---	28.8	23.6	22.0%	28.9	23.6	22.5%
Domestic Business	**2372.7**	2396.6	-1.0%	**363.5**	364.2	-0.2%	**142.6**	124.0	15.0%	**2878.8**	2884.8	-0.2%
AMERICA	**560.8**	517.9	8.3%	**41.8**	43.6	-4.1%	**2.0**	3.7	-45.9%	**604.6**	565.2	7.0%
AMERICA VIDA	**123.4**	100.1	23.3%	**14.0**	10.4	34.6%	**0.8**	1.3	-38.5%	**138.2**	111.8	23.6%
RE	**374.6**	368.4	1.7%	**37.7**	36.4	3.6%	**0.3**	0.1	200.0%	**412.6**	404.9	1.9%
ASSISTANCE	**76.6**	71.9	6.5%	**2.6**	0.9	188.9%	**28.5**	27.0	5.6%	**107.8**	99.8	8.0%
MAPFRE INTERNACIONAL[3]	**10.1**	9.6	5.2%	**1.6**	0.7	128.6%	**0.0**	0.2	-100.0%	**11.7**	10.5	11.4%
MAPFRE SEGUROS GERAIS	**53.8**	39.6	35.9%	**4.7**	2.1	123.8%	**1.1**	0.7	57.1%	**59.6**	42.3	40.9%
Consolidation adjustments	**-183.1**	-181.8	0.7%	---	---	---	---	---	---	**-183.1**	-181.8	0.7%
International Business	**1016.2**	925.7	9.8%	**102.4**	94.1	8.8%	**32.6**	32.9	-0.9%	**1151.3**	1052.8	9.4%
Holding (non consolidated)	---	---	---	4.5	32.0	-85.9%	6.2	0.3	---	10.7	32.3	-66.9%
Consolidation adjustments and other companies	0.0	0.0	---	-5.0	-18.1	-72.4%	-41.4	-6.9	---	-46.4	-25.0	85.6%
MAPFRE S.A. consolidated[2]	**3388.9**	3322.3	2.0%	**465.4**	472.2	-1.4%	**140.0**	150.3	-6.9%	**3994.3**	3944.8	1.3%

1) The premiums figure shown in this table reflects the inclusion of business lines in MAPFRE AUTOMÓVILES and MAPFRE SEGUROS GERAIS. The premiums figure recorded in the accounts of MAPFRE – CAJA MADRID HOLDING for the first quarter of 2007 were €1,767.9 million, a 0.2% increase.
2) The figures for the first quarter of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first quarter 2006 of the businesses that have been included into the scope of consolidation of both companies
3) MAPFRE USA and MAPFRE INSULAR.

Million Euros

MAPFRE S.A.:
Consolidated income statement

MAPFRE

	3M 2007	3M 2006[1]	%Var. 07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,751.9	2,673.4	2.9%
Premiums earned, net of ceded and retroceded reinsurance	1,832.4	1,710.6	7.1%
Net claims incurred and variation in other technical provisions	-1,274.4	-1,268.4	0.5%
Operating expenses, net of reinsurance	-415.0	-380.0	9.2%
Other technical income and expenses	-16.1	-6.3	155.6%
TECHNICAL RESULT	126.9	55.9	127.0%
Net finl. income and other non-technical income and expenses	143.3	182.8	-21.6%
Result of Non-life business	**270.2**	**238.7**	13.2%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	637.0	648.9	-1.8%
Premiums earned, net of ceded and retroceded reinsurance	554.1	581.8	-4.8%
Net claims incurred and variation in other technical provisions	-571.8	-584.4	-2.2%
Operating expenses, net of reinsurance	-94.4	-79.3	19.0%
Other technical income and expenses	-4.6	-3.0	53.3%
TECHNICAL RESULT	-116.7	-84.9	37.5%
Net financial income and other non-technical income	165.0	119.5	38.1%
Unrealised gains and losses in Unit-Linked products	2.2	6.1	-63.9%
Result of Life business	**50.5**	**40.7**	24.1%
OTHER BUSINESS ACTIVITIES			
Operating income	117.8	104.3	12.9%
Operating expenses	-104.7	-94.9	10.3%
Other income and expenses	-1.9	1.7	---
Results from other business activities	**11.2**	**11.1**	0.9%
Result before tax and minority interests	**331.9**	**290.5**	14.3%
Taxes	-100.0	-90.9	10.0%
Result after tax	**231.9**	**199.6**	16.2%
Result attributable to minority interests	-62.2	-44.7	39.1%
Result after tax and minority interests	**169.7**	**154.9**	9.6%
Non-life loss ratio [2]	69.5%	74.1%	
Non-life expense ratio [2]	23.5%	22.6%	
Non-life combined ratio [2]	93.0%	96.7%	

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.
2) Ratios as a % of net premiums earned.

Million Euros

MAPFRE S.A.:
Profit breakdown by units and companies

Million Euros

	Net Result	Minority interests	Consolidation adjustments	Contribution to consolidated result 3M 2007 € Million	%	Contribution to consolidated result 3M 2006 € Million	%
INSURANCE ACTIVITIES							
MAPFRE AUTOMÓVILES [1]	73.3			**73.3**	43.2%	67.6	43.7%
LIFE AND SAVINGS	35.8	-17.5		**18.3**	10.8%	15.5	10.0%
GENERAL INSURANCE	34.6	-16.9		**17.6**	10.4%	11.8	7.6%
COMMERCIAL INSURANCE	31.9	-15.6		**16.3**	9.6%	12.3	7.9%
MAPFRE CAJA SALUD	5.6	-2.7		**2.9**	1.7%	1.4	0.9%
Individual result and consolidation adjustments				**-0.8**	-0.5%	-0.5	-0.3%
MAPFRE-CAJA MADRID HOLDING				**54.2**	31.9%	40.5	26.1%
MAPFRE AGROPECUARIA	1.7			**1.7**	1.0%	1.6	1.0%
OTHER ACTIVITIES							
MAPFRE INMUEBLES	0.3			**0.3**	0.1%	0.0	
MAPFRE QUAVITAE	0.0			**0.0**		-0.2	-0.1%
BANCO DE SERVICIOS CAJA MADRID - MAPFRE	2.5	-1.3		**1.2**	0.7%	0.8	0.5%
COMPANIES OPERATING MAINLY IN SPAIN				**130.7**	77.0%	110.3	71.2%
MAPFRE AMÉRICA	19.8	-2.2		**17.6**	10.4%	17.3	11.2%
MAPFRE AMÉRICA VIDA	1.8	-0.2		**1.6**	0.9%	1.3	0.8%
MAPFRE RE	22.0	-2.7		**19.3**	11.4%	18.1	11.7%
ASSISTANCE OPERATING UNIT	1.6			**1.6**	1.0%	1.6	1.0%
MAPFRE INTERNACIONAL	2.7			**2.7**	1.6%	1.7	1.1%
COMPANIES OPERATING MAINLY ABROAD				**42.8**	25.2%	39.8	25.7%
Other companies and consolidation adjustments				**-3.8**	—	4.8	—
MAPFRE S.A. [1]				**169.7**	100.0%	154.9	100.0%

1) Consolidated pro forma figures for the first quarter of 2006.
2) The figures for the first quarter of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOÓVILES S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first quarter 2006 of the businesses that have been included into its scope of consolidation of both companies.

MAPFRE S.A.:
Expense and loss ratios by units and companies

RATIOS

COMPANY	EXPENSE RATIO[1] 3M 07	EXPENSE RATIO[1] 3M 06	LOSS RATIO[2] 3M 07	LOSS RATIO[2] 3M 06	COMBINED RATIO[3] 3M 07	COMBINED RATIO[3] 3M 06
Companies operating primarily in Spain						
MOTOR[4]	**14.8%**	11.7%	**75.4%**	84.2%	**90.2%**	95.9%
GENERAL	**24.2%**	27.1%	**64.0%**	67.6%	**88.3%**	94.7%
HEALTH	**15.5%**	15.3%	**78.3%**	80.6%	**93.8%**	95.9%
AGRICULTURAL & LIVESTOCK	**21.9%**	22.5%	**77.5%**	74.9%	**99.4%**	97.4%
FAMILY DIVISION	**17.7%**	16.9%	**72.8%**	78.7%	**90.5%**	95.6%
COMMERCIAL INSURANCE[5]	**13.7%**	13.5%	**64.8%**	68.6%	**78.5%**	82.1%
TOTAL NON-LIFE SPAIN	**17.3%**	16.5%	**71.9%**	77.5%	**89.2%**	94.0%
LIFE ASSURANCE[6]	**0.9%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**35.8%**	35.1%	**66.0%**	68.4%	**101.8%**	103.5%
MAPFRE SEGUROS GERAIS (Portugal)	**22.6%**	21.9%	**79.4%**	83.0%	**102.0%**	104.9%
MAPFRE INTERNACIONAL	**59.6%**	59.9%	**46.2%**	48.7%	**105.8%**	108.6%
INT'L. DIRECT INSURANCE DIVISION	**35.4%**	34.7%	**66.4%**	68.9%	**101.8%**	103.6%
REINSURANCE	**34.2%**	30.8%	**63.2%**	63.2%	**97.4%**	94.0%
ASSISTANCE	**25.5%**	20.9%	**68.2%**	73.2%	**93.7%**	94.1%
MAPFRE S.A. consolidated[4]	**23.5%**	22.6%	**69.5%**	74.1%	**93.0%**	96.7%

1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.
2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.
3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.
4) The figures for the first quarter of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first quarter 2006 of the businesses that have been included into its scope of consolidation of both companies.
5) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.
6) Net operating expenses/average third-party funds under management (annualised ratio).

MAPFRE S.A.:
Breakdown of net equity by units and companies

MAPFRE

	Equity					
	3M 2007 Share of		3M 2006 Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MOTOR	830.7	—	571.8	—	45.3%	—
AGRICULTURAL & LIVESTOCK	128.8	—	105.5	—	22.1%	—
LIFE & SAVINGS	339.4	326.1	308.9	296.7	9.9%	9.9%
GENERAL	177.2	170.3	154.8	148.8	14.5%	14.5%
COMMERCIAL	179.7	172.6	144.0	138.4	24.8%	24.8%
HEALTH	65.2	62.6	55.3	53.2	17.9%	17.7%
AMÉRICA	732.9	90.6	694.5	103.8	5.5%	-12.7%
AMÉRICA VIDA	79.4	10.8	70.2	9.6	13.0%	13.0%
REINSURANCE	580.8	79.2	546.3	74.5	6.3%	6.3%
ASSISTANCE	107.0	—	89.2	—	20.0%	—
MAPFRE SEGUROS GERAIS	71.3	—	66.7	—	6.9%	—
OTHER COMPANIES[1]	230.8	21.0	168.0	20.1	37.4%	4.5%
Consolidation adjustments/minority interests	452.0	206.7	624.9	98.9	-27.7%	109.1%
MAPFRE S.A. consolidated[2]	**3,975.2**	**1,139.9**	3,600.1	943.9	10.4%	20.8%

1) Includes MAPFRE INMUEBLES, MAPFRE QUAVITAE, MAPFRE INTERNACIONAL, DETECTAR and FANCY.
2) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards

Million Euros

MAPFRE

MAPFRE S.A.: Consolidation adjustments[1]

	Technical reserves		Gross written and accepted premiums	
	3M 2007	3M 2006[1]	**3M 2007**	3M 2006[1]
MAPFRE RE and other entities	**639.2**	571.8	**182.9**	182.2

Million Euros

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Other subsidiaries
Key figures

MAPFRE CAJA SALUD

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**424.5**	390.6	8.7%
- Agency network[1]	**400.2**	369.8	8.2%
- Bank network	**24.3**	20.8	16.8%
Net premiums earned	**105.1**	96.7	8.7%
Underwriting result	**6.5**	4.0	62.5%
Net financial income	**3.0**	2.4	25.0%
Other business activities	**-1.4**	-2.0	-30.0%
Other non-technical results	**0.2**	0.1	100.0%
Gross result [2]	**8.3**	4.5	84.4%
Net result	**5.6**	2.7	107.4%
Investments	**87.8**	78.7	11.6%
Technical reserves	**406.4**	365.2	11.3%
Shareholders' equity	**127.8**	108.5	17.8%
Non-life loss ratio[3]	**78.3%**	80.6%	
Non-life expense ratio[3]	**15.5%**	15.3%	
Non-life combined ratio[3]	**93.8%**	95.9%	
ROE	**16.4%**	10.0%	

1) Includes brokers.
2) Before taxes and minority interests.
3) Ratio as a % of net premiums earned.

MAPFRE AGROPECUARIA

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**57.1**	55.4	3.1%
Net premiums earned	**50.1**	44.7	12.1%
Underwriting result	**0.3**	1.2	-75.0%
Net financial income	**2.6**	1.5	73.3%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-0.4**	-0.2	100.0%
Gross result [1]	**2.5**	2.4	4.2%
Net result	**1.7**	1.6	6.3%
Investments	**210.1**	197.6	6.3%
Technical reserves	**163.8**	187.4	-12.6%
Shareholders' equity	**128.8**	105.5	22.1%
Non-life loss ratio[2]	**77.5%**	74.9%	
Non-life expense ratio[2]	**21.9%**	22.5%	
Non-life combined ratio[2]	**99.4%**	97.4%	
ROE	**18.4%**	8.9%	

1) Before taxes and minority interests.
2) Ratio as a % of net premiums earned.

Million Euros

Other subsidiaries
Key figures

MAPFRE INMUEBLES

	3M 2007	3M 2006	% 07/06
Operating revenues	**7.5**	6.9	8.7%
EBIT	**3.8**	1.1	—
Net financial income	**-3.4**	-1.1	—
Gross result[1]	**0.4**	0.0	—
Net result	**0.3**	0.0	—
Stock	**562.6**	380.8	47.7%
Financial debt	**310.1**	191.7	61.8%
Shareholders' equity	**142.1**	90.8	56.5%
Buildable sq.m. (thousand)	**404.0**	339.0	19.2%
Real estate units in stock	**3,593**	3,118	15.2%
Real estate units under construction	**172**	180	-4.4%
Number of developments in progress	**14**	3	—
Developments in progress (land in thousand sq.m.)	**203.0**	39.0	—
ROE	**7.3%**	3.5%	

1) Before taxes and minority interests.

MAPFRE SEGUROS GERAIS

	3M 2007 [1]	3M 2006	% 07/06
Gross written and accepted premiums	**53.8**	39.6	35.9%
Net premiums earned	**31.6**	21.1	49.8%
Underwriting result	**-1.8**	-1.0	80.0%
Net financial income	**4.4**	1.8	144.4%
Other business activities	**0.0**	0.0	---
Other non-technical results	**0.5**	0.0	---
Gross result [2]	**3.1**	0.7	---
Net result	**2.2**	0.5	---
Investments	**312.0**	107.7	189.7%
Technical reserves	**330.4**	105.3	---
Shareholders' equity	**71.3**	66.7	6.9%
Non-life loss ratio[3]	**79.4%**	83.0%	
Non-life expense ratio[3]	**22.6%**	21.9%	
Non-life combined ratio[3]	**102.0%**	104.9%	
ROE	**9.4%**	5.4%	

1) Figures for the first quarter 2007 includes the branch in Portugal of MAPFRE CAUCIÓN y CRÉDITO and MAPFRE VIDA.
2) Before taxes.
3) Ratio as a % of net premiums earned.

- Overall, the businesses in Portugal increased premiums by 2.5% (€53.8 million in the first quarter 2007 versus €52.5 million in the first quarter 2006) and Net result by 214.3% (€2.2 million in first quarter 2007, versus €0.7 million in first quarter 2006).

Million Euros

Other subsidiaries
Key figures

BANCO DE SERVICIOS FINANCIEROS CAJA MADRID-MAPFRE

	3M 2007	3M 2006	% 07/06
Net interest income	**25.2**	20.0	26.0%
Ordinary revenues	**25.8**	20.7	24.6%
Operating profits	**14.4**	10.5	37.1%
Provisions	**-10.2**	-7.3	39.7%
Gross result[1]	**4.6**	3.7	24.3%
Net result	**2.5**	2.0	25.0%
Lending portfolio (net)	**4,807.4**	3,586.4	34.0%
Shareholders' equity	**376.0**	268.2	40.2%
Cost/income ratio[2]	**42.8%**	47.2%	
NPL ratio	**1.9%**	1.4%	
Coverage ratio	**119.8%**	170.5%	
BIS ratio	**9.4%**	8.0%	

1) Before taxes and minority interests.
2) Operating expenses/ Operating revenues.

MAPFRE QUAVITAE (1)

	3M 2007	3M 2006	% 07/06
Operating income	**28.8**	23.6	22.0%
EBIT	**0.9**	0.7	28.6%
Total financial income	**-0.5**	-0.5	0.0%
Gross result[2]	**0.3**	0.2	50.0%
Net result	**0.0**	-0.2	-100.0%
Financial debt	**55.4**	67.9	-18.4%
Shareholders' equity	**48.5**	43.6	11.2%
Residential centres	**20**	18	
Residential places	**2,875**	2,477	
Day-centres	**27**	24	
Day-centres places	**1,099**	1,049	
Teleassistance users	**59,036**	52,264	
Home assistance users	**10,470**	8,982	

1) MAPFRE QUAVITAE forms part of and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital.
2) Before taxes and minority interests.

Million Euros

Other subsidiaries
Key figures

MAPFRE AMÉRICA

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**560.8**	517.9	8.3%
Net premiums earned	**419.4**	370.4	13.2%
Underwriting result	**-5.2**	-12.9	59.7%
Net financial income	**33.2**	35.9	-7.5%
Other business activities	**0.0**	0.0	—
Other non-technical results	**-1.3**	0.5	—
Gross result [1]	**26.6**	23.5	13.2%
Net result	**19.8**	19.7	0.5%
Investments	**1,473.0**	1,335.3	10.3%
Technical reserves	**1,545.8**	1,321.0	17.0%
Shareholders' equity	**823.4**	798.3	3.1%
Non-life loss ratio[2]	**66.0%**	68.4%	
Non-life expense ratio[2]	**35.8%**	35.1%	
Non-life combined ratio[2]	**101.8%**	103.5%	
ROE	**10.3%**	15.9%	

1) Before taxes and minority interests.
2) Ratio as a % of net premiums earned.

MAPFRE AMÉRICA VIDA

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**123.4**	100.1	23.3%
Net premiums earned	**121.2**	89.8	35.0%
Underwriting and financial result	**3.3**	1.4	135.7%
Other business activities	**0.0**	0.0	—
Other non-technical results	**0.1**	0.8	-87.5%
Gross result [1]	**3.4**	2.2	54.5%
Net result	**1.8**	1.5	20.0%
Investments	**515.5**	367.9	40.1%
Technical reserves	**480.9**	366.7	31.1%
Shareholders' equity	**90.2**	79.8	13.0%
ROE	**11.1%**	8.6%	

1) Before taxes and minority interests.

Millones de euros

Agreement with BANKINTER
Main figures for 2006

MAPFRE

Results and Balance sheet data

	€ Million
Gross written premiums	36.2
Life	32.5
Non-life	3.7
Net premiums earned	28.3
Net claims	-46.8
Operating expenses	-2.9
Net financial income	34.8
Technical result	13.4
Other non technical results	13.9
Gross result	27.3
Net result	17.7
Investments and cash	361.7
Life technical reserves	489.5
Equity	87.4

Source: Annual accounts for 2006 under Spanish GAAP

Breakdown of the Life business, by premiums volume



32.5
23.9
8.7
3.4
25.8
3.4
Group business
Regular premiums
Single premiums
Without profits
With profits
Unit-Linked

MUTUA VALENCIANA AUTOMOVILISTA
Key figures for 2005

MAPFRE

Results and Balance sheet data

	Mill. €
Gross written and accepted premiums	110.1
Net premiums earned	103.4
Claims and variation in other technical reserves	-90.2
Operating expenses, net of reinsurance	-22.9
Variation of equalisation reserve	1.3
Other technical income and expenses	-3.3
Net financial income	4.9
Technical result	-6.8
Investments	121.3
Technical reserves	125.5
Equity	19.9

Breakdown of the portfolio by type of business



General 2.8%
Accidents and others 0.7%
Motor 96.5%

Breakdown of the portfolio by type of policy



Other guarantees 32.8%
Third party liability 67.2%

Source: Annual accounts for 2005 under PGC/PCEA (Spanish GAAP)

Alliance with the CATTOLICA Group

MAPFRE

Strategic rationale for the operation

- The alliance with CATTOLICA represents an important step in MAPFRE's strategy to expand its exposure to Non-life direct insurance markets with strong development potential and opens new opportunities to become a leading player in Southern Europe
- Italy is one of the most developed economies in Europe, with a strong Life assurance market. Non-life insurance, however, is still underpenetrated and geared towards lower added value products.
- CATTOLICA, thanks to its significant market position and consolidated distribution network, will provide a solid base for MAPFRE's expansion in Italy.
- This alliance will consolidate MAPFRE's position among the top 10 Non-life insurers in Europe, increasing the weight of earnings in Euros and strengthening geographical diversification.
- MAPFRE's long-standing relationship with CATTOLICA and its management substantially reduces execution risk.

A comparison of the Italian and Spanish markets: Penetration of insurance (% premiums over GDP)

MAPFRE



9.0%
5.5%
3.5%
EU/EEA
7.8%
5.2%
2.6%
Italy
5.4%
2.3%
3.1%
Spain
Non-life
Life

Source: SIGMA

A comparison of the Italian and Spanish markets: Breakdown of Non-life premiums

MAPFRE

BY LINE (%)



50.1
23.6
8.7
17.9
12.8
21.8
12.9
19.0
8.6
6.1
6.8
11.6
Motor TPL
Motor other guarantees
Multiperil
Accident & Health
Third party liability
Other

BY DISTRIBUTION CHANNEL (%)



1.5
7.1
84.5
39.5
3.5
18.3
7.7
28.3
2.8
6.9
Bank branches
Agents
Own branches
Brokers
Other

Italy Spain

Source: ICEA, ANIA

MAPFRE

MAPFRE CATTOLICA AUTO

MCA will adopt MAPFRE's specialised management in Motor insurance:

- Adoption of strictly technical underwriting criteria in the selection of risks and the personalisation of tariffs, reflecting risk.
- Extensive range of products, with a significant content of higher added value covers (non TPL complementary covers).
- Cross sale of simplified Household insurance products.
- High degree of customer focus built into the characteristics of the product and throughout the claims management process.
- Prudent investment policies and integrated risk management systems.

Objetives 2010

	2006	2010
Premiums		
CAGR 06-10 = 2%	1,056	1,145
Loss ratio Reduction of 4.3 p.p.	80.3%	76.0%

- Anticipated premiums growth takes into consideration the intense price competition.
- Reduction in claims through a stricter technical approach.
- Cost control and reduction.
- Adoption of advanced IT systems.

MAPFRE

Turkish insurance market

Penetration (% premiums over GDP)



Spain
2.3
3.1
0.25
Turkey
1.3
Life
Non-life

Density (premiums per capita in Euros)



838.7
Spain
492.6
52.7
Turkey
10.2
Life
Non-life

Population and GDP data

	Population (million)	GDP (Billion Euros)	GDP % var 05/04
Spain	41.4	899.2	3.4
Turkey	72.6	293.6	7.4

The Turkish economy is experiencing strong and sustained growth. In the 2001-2005 period foreign investment increased fourfold.

The insurance market shows likewise a large growth potential with an insurance penetration rate that remains low.

Source: SIGMA. Data for 2005

MAPFRE

GENEL SIGORTA

Key figures for 2005[1]

	€ Million
Premiums	122.5
Claims and operating expenses	-197.2
Technical result	18.2
General expenses	-11.2
Net financial income	25.3
Gross result	32.3
Taxes	-6.3
Net result	26.1
Investments and cash	188.9
Technical reserves	82.4
Equity	258.1

Positive technical results and recurring profits for the past 10 years

1. Data for GENEL SIGORTA (do not include its subsidiary GENEL YASAM). Exchange rate used : YTL/USD=1.35; EUR/USD=0.8. Source: Annual accounts for fiscal year 2005 under IFRS

GENEL SIGORTA

GENEL SIGORTA and GENEL YASAM – breakdown of portfolio in 2005



Health
17%
Motor
28%
Life
10%
Fire
17%
Accident
18%
Transport
3%
Industrial
7%

€161 million (1)

Turkish market in 2005



Health
11%
Other
1%
Motor
16%
Life
15%
Fire
15%
Transport
4%
Accident
34%
Industrial
4%

€5,061 million (2)

(1) Exchange rates used: YTL/USD=1.35; EUR/USD=0.8
(2) Source: GENEL SIGORTA; Association of the Insurance and Reinsurance Companies of Turkey; SIGMA

MAPFRE

Provisional calendar for 2007

26/04/2007	Madrid	Release of first quarter 2007 interim results
26/04/2007	Madrid	Analysts' presentation, first quarter 2007 interim results
27/04/2007	London	Analysts' presentation, first quarter 2007 interim results
25/07/2007	Madrid	Release of first half 2007 results
25/07/2007	Madrid	Analysts' presentation, first half 2007 results
26/07/2007	London	Analysts' presentation, first half 2007 results
30/10/2007	Madrid	Release of third quarter 2007 interim results
30/10/2007	Madrid	Analysts' presentation, third quarter 2007 interim results
31/10/2007	London	Analysts' presentation, third quarter 2007 interim results

Dates may be subject to changes

MAPFRE

Investor Relations Department

Luigi Lubelli
Finance Director
+34-91-581-6071

Alberto Fernández Sanguino
+34-91-581-2255

Beatriz Izard Pereda
+34-91-581-2061

Antonio Triguero Sánchez
+34-91-581-5211

Marisa Godino Alvarez
Assistant
+34-91-581-2985

MAPFRE S.A.
Investor Relations Department
Carretera de Pozuelo, 52
28220 Majadahonda
relacionesconinversores@mapfre.com

Disclaimer

This document is purely informative. Its content does not constitute, nor can it be interpreted as, an offer or an invitation to sell, exchange or buy, and it is not binding on the issuer in any way. The information about the plans of the Company, its evolution, its results and its dividends represents a simple forecast whose formulation does not represent a guarantee with respect to the future performance of the Company or the achievement of its targets or estimated results. The recipients of this information must be aware that the preparation of these forecasts is based on assumptions and estimates, which are subject to a high degree of uncertainty, and that, due to multiple factors, future results may differ materially from expected results. Among such factors, the following are worth highlighting: the evolution of the insurance market and of the economic environment in general in those countries where the Company operates; changes in the legal framework; changes in monetary policy; circumstances which may affect the competitiveness of insurance products and services; changes in the underlying tendencies on which the mortality and morbidity tables used in Life and Health insurance are based; frequency and severity of claims insured, with respect to reinsurance and general insurance, as well as to life insurance; variations in interest rates and exchange rates; risks associated with the use of derivative instruments; the impact of future acquisitions.

MAPFRE does not undertake to update or revise periodically the content of this document.

INSURANCE

INTERIM QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

QUARTER	FIRST	YEAR	2007

Official Name: MAPFRE S.A.

Legal Address:	Tax ID
Pº de Recoletos, 25 28004 MADRID	A/08055741

Persons assuming responsibility for the information contained herein, positions they hold with the company, and identification of the power and authority by virtue of which they represent the company:	SIGNATURE:
Mr. Domingo Sugranyes Bickel Vice-Chairman Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001	

A) PRELIMINARY QUARTERLY RESULTS

Units: thousand euros		UNCONSOLIDATED		CONSOLIDATED UNDER LOCAL GAAP		CONSOLIDATED UNDER IFRS	
		Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year	Current Fiscal Year	Previous Fiscal Year
NET PREMIUMS & SURCHARGES (*)	0800	---	---			2,386,597	1,599,177
RESULT BEFORE TAX/RESULT BEFORE TAX FROM ONGOING ACTIVITIES	1040	1,585	17,188			331,939	178,677
RESULT OF THE PERIOD FROM ONGOING ACTIVITIES	4860					231,872	122,333
RESULT OF THE PERIOD	1044	315	18,168			231,872	122,333
Result attributable to External Shareholders/Result of the period attributable to minority interests	2050					-62,134	-44,013
RESULT OF THE PERIOD ATTRIBUTABLE TO THE CONTROLLING COMPANY/RESULT OF THE PERIOD ATTRIBUTABLE TO HOLDERS OF EQUITY INSTRUMENTS ISSUED BY THE CONTROLLING COMPANY	2060					169,738	78,320
PAID-UP CAPITAL	0500	227,532	119,450				
AVERAGE NUMBER OF EMPLOYEES	3000	222	33			28,455	19,526

(*) Net premiums earned

B) BUSINESS DEVELOPMENT

♦ EXECUTIVE SUMMARY

In the financial statement included in the previous page, figures for the first quarter 2007 are compared with the figures for MAPFRE S.A. (previously CORPORACIÓN MAPFRE) prepared on the basis of the scope of consolidation as at the first quarter 2006. However, in the following information concerning the business development, figures for MAPFRE for the first quarter 2007 are compared with the pro forma accounts to March 2006, which comprise all the activities which are included in the current scope of consolidation.

In 2007, due to the creation of the Family and International Direct Insurance Divisions, the business lines of subsidiaries have been regrouped as follows:

- The Motor business in the Canary Islands, which was previously managed by a subsidiary of MAPFRE SEGUROS GENERALES, is included in MAPFRE AUTOMÓVILES;
- The Portuguese branches of MAPFRE VIDA and MAPFRE EMPRESAS are included in MAPFRE SEGUROS GERAIS.

The following aspects must be noted about the results for the first quarter of 2007:

- Results after tax and minority interests amounted to €169.7 million, a rise of 9.6% versus the same period of the previous year. It must be noted that in the first quarter of 2006, MAPFRE AUTOMÓVILES booked a net gain of €35 million from the realisation of real estate investments, compared to only €3.9 million in the first quarter of 2007. Excluding these gains (part of the ordinary policy of rotation of real estate investments, whose accrual varies each year), the Group's net result has increased by 38.3%;
- Non-life written and accepted premiums were €2,751.9 million with an increase of 2.9 % (3.3% in Spain and 2.1% abroad); growth has declined as a result of the decrease in Motor insurance premiums in Spain and the appreciation of the Euro versus the US Dollar and other American currencies;
- Funds under management in Life and Savings products reached €20,406 million, an increase of 4.7% (7% excluding shadow accounting adjustments);

- Total operating revenues reached € 3,994.3 million, an increase of 1.3%;
- The Non-life combined ratio was 93% (96.7% for first quarter 2006) and the ROE reached 16.5%.

MAPFRE's reorganisation process finalised in the first quarter of 2007 with the contribution of the assets formerly owned by MAPFRE MUTUALIDAD through a capital increase. A total of 1,080,820,633 new shares have been issued, which were admitted to listing on 2nd March 2007 and have increased the number of outstanding shares to 2,275,324,163. MAPFRE's share price has increased by 12.3% in the first quarter of 2007.

Since the end of fiscal year 2006, agreements have been signed for the following transactions:

- acquisition of an 80% shareholding in GENEL SIGORTA, the 10th largest Non-life company and the 6th largest Motor insurance company in Turkey.
- agreement with BBVA for the management and sale of Motor insurance products, under a 50% co-insurance scheme, through the various distribution channels of said Bank in Spain;
- agreement with BANKINTER for the joint development of the Life and Pensions businesses sold through the distribution networks of said financial institution, through the acquisition of a 50% stake in assurer BANKINTER SEGUROS DE VIDA, which will be managed by MAPFRE.

The following table shows the development of the key operating figures of MAPFRE's main units and subsidiaries:

	Revenues	% Var.	Net profit	% Var.	Combined ratio [2] 3M 2007	3M 2006
MOTOR [1]	**704.5**	-2.6%	**73.3**	8.4%	**90.2%**	95.9%
GENERAL INSURANCE	**468.9**	-4.9%	**34.6**	49.8%	**88.3%**	94.7%
HEALTH	**431.6**	8.9%	**1.7**	6.3%	**93.8%**	95.9%
AGRICULTURAL & LIVESTOCK	**60.9**	4.6%	**1.7**	6.3%	**99.4%**	97.4%
FAMILY DIVISION	**1,665.9**	-0.3%	**115.2**	21.2%	**90.5%**	95.6%
COMMERCIAL INSURANCE	**452.1**	9.9%	**31.9**	31.8%	**78.5%**	82.1%
TOTAL NON-LIFE BUSINESS SPAIN	**2,118.0**	1.7%	**147.1**	23.3%	**89.2%**	94.0%
LIFE AND SAVINGS	**696.6**	-10.5%	**35.8**	17.8%	**0.9%**	0.9%
AMÉRICA	**604.6**	7.0%	**19.8**	0.5%	**101.8%**	103.5%
AMÉRICA VIDA	**138.2**	23.6%	**1.8**	20.0%	**—**	—
MAPFRE SEGUROS GERAIS	**59.6**	40.9%	**2.2**	—	**102.0%**	104.9%
MAPFRE INTERNACIONAL	**11.7**	11.4%	**0.6**	14.8%	**105.8%**	108.6%
INT'L. DIRECT INSURANCE DIVISION	**814.0**	11.5%	**24.3**	9.1%	**101.8%**	103.6%
REINSURANCE	**412.6**	1.9%	**22.0**	6.8%	**97.4%**	94.0%
ASSISTANCE	**107.8**	8.0%	**1.6**	0.0%	**93.7%**	94.1%
MAPFRE [1]	**3,994.3**	1.3%	**169.7**	9.6%	**93.0%**	96.7%

Figures in million euros

(1) The figures and percentage changes for the first quarter of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMOVILES, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first quarter 2006 of the businesses that have been included into the scope of consolidation of both companies

(2) The figures for LIFE AND SAVINGS correspond to the expense ratio calculated as a percentage of average third-party funds under management (annualised).

♦ OPERATING REVENUES AND FUNDS UNDER MANAGEMENT

	3M 2007	3M 2006	Var.% 07/06
Companies operating mainly in Spain	**2,878.8**	2,884.8	-0.2%
- Gross written and accepted premiums	2,372.7	2,396.6	-1.0%
- Income from investments	363.5	364.2	-0.2%
- Other income	142.6	124.0	15.0%
Companies operating mainly Abroad	**1,151.3**	1,052.8	9.4%
- Gross written and accepted premiums	1,016.2	925.7	9.8%
- Income from investments	102.4	94.1	8.8%
- Other income	32.6	32.9	-0.9%
Holding company (non-consolidated)	**10.7**	32.3	-66.9%
TOTAL CUMULATIVE REVENUES	**4,040.8**	3,969.9	1.8%
Consoliation adjustments and other companies	-46.4	-25.0	
TOTAL CONSOLIDATED REVENUES	**3,994.3**	3,944.9	1.3%
Gross contributions to pension funds	68.4	59.7	14.6%
TOTAL REVENUES FROM OPERATIONS	**4,062.7**	4,004.6	1.5%

Figures in million euros

The following table shows the development of funds under management in Life and Savings products:

	3M 2007	3M 2006	% Var. 07/06
Life assurance technical reserves	15,016.4	14,879.2	0.9%
Pension funds	1,498.6	1,306.8	14.7%
Mutual funds	3,891.0	3,297.7	18.0%
TOTAL	**20,406.0**	**19,483.7**	4.7%

Figures in million euros

Spain

Premiums written and accepted by the companies that operate primarily in Spain reached €2,372.7 million, to which €68.4 million of new gross contributions to pension funds must be added, with the following breakdown:

	3M 2007	3M 2006	Var.% 07/06
MOTOR INSURANCE[1]	596.3	576.8	3.4%
GENERAL INSURANCE	438.5	464.3	-5.6%
HEALTH INSURANCE	424.5	390.6	8.7%
AGRICULTURAL & LIVESTOCK INSURANCE	57.1	55.4	3.1%
FAMILY DIVISION	**1,516.4**	**1,487.1**	2.0%
COMMERCIAL INSURANCE	416.2	383.6	8.5%
NON-LIFE INSURANCE IN SPAIN	**1,932.6**	**1,870.7**	3.3%
LIFE & SAVINGS	**440.1**	**525.9**	-16.3%
- Life - Savings	323.5	418.7	-22.7%
- Life - Protection	116.6	107.2	8.8%
TOTAL PREMIUMS	**2,372.7**	**2,396.6**	-1.0%
Gross contributions to pension funds	68.4	59.7	14.6%

Figures in million euros

(1) Consolidated pro forma figures for first quarter 2006.

Taking into account the new position within the Group of the business in the Canary Islands:

- MAPFRE's Motor insurance premiums decreased 3.5%, as a result of the intense price competition and the slowdown in the sale of new cars.
- The GENERAL INSURANCE OPERATING UNIT recorded a 3.7% increase in premiums (9.4% in Household insurance and 3.3% in Burial insurance).

The increase in premiums at MAPFRE CAJA SALUD has been driven mainly by the Health Assistance group business and by the Expense Reimbursement line.

The 3.1% increase in premiums at MAPFRE AGROPECUARIA reflects the transfer of the rural vehicles portfolio to MAPFRE AUTOMÓVILES. Excluding this, premiums grew 10.8%, as a result of a 14.1% increase in Combined Agricultural insurance and an 8.2% increase in General insurance.

The increase in the business volumes of the COMMERCIAL INSURANCE OPERATING UNIT reflects the notable increase in premiums in the Spanish market and the significant expansion of the Global Risks business.

The volume of savings products premiums at the LIFE AND SAVINGS OPERATING UNIT has declined with respect the previous year, due to:

- the change in the fiscal treatment of investment returns, which initially causes uncertainty among savers;
- the rise in short-term interest rates, which reduces the attractiveness of long-term savings products.

It is worth noting the sustained growth in Life-Protection products, which contribute significantly to the growth of the embedded value of the business. In the first quarter of the year, a new single-premium mortgage amortisation product was successfully launched.

The following table shows the breakdown of premiums written through the agents and bank channels:

	AGENTS CHANNEL			BANK CHANNEL			TOTAL		
	3M 2007	3M 2006	Var. %	3M 2007	3M 2006	Var. %	3M 2007	3M 2006	Var. %
LIFE	268.9	311.1	-13.6%	171.2	214.8	-20.3%	440.1	525.9	-16.3%
MOTOR	587.7	569.6	3.2%	8.6	7.2	19.4%	596.3	576.8	3.4%
GENERAL INSURANCE	405.5	425.1	-4.6%	33.0	39.2	-15.8%	438.5	464.3	-5.6%
AGRICULTURAL AND LIVESTOCK	56.9	55.3	2.9%	0.2	0.1	100.0%	57.1	55.4	3.1%
HEALTH	400.2	369.8	8.2%	24.3	20.8	16.8%	424.5	390.6	8.7%
COMMERCIAL INSURANCE	407.0	375.9	8.3%	9.2	7.7	19.5%	416.2	383.6	8.5%
NON-LIFE	1,857.4	1,795.7	3.4%	75.3	75.0	0.4%	1,932.6	1,870.7	3.3%
Consolidation adjustments							—	—	—
TOTAL	2,126.3	2,106.7	0.9%	246.4	289.9	-15.0%	2,372.7	2,396.6	-1.0%

Figures in million euros

Income from business lines, other than insurance, reached €89.3 million, an 18% increase over the previous year. Its breakdown by company is shown in the following table:

	3M 2007	3M 2006	% Var. 07/06
MAPFRE INVERSIÓN and subsidiaries	28.5	29.5	-3.4%
MAPFRE INMUEBLES	7.6	7.0	8.6%
MAPFRE QUAVITAE	28.9	23.6	22.5%
Other entities	24.3	15.6	55.8%
TOTAL	**89.3**	**75.7**	**18.0%**

Figures in million euros

International

Premiums written and accepted by the Units and Companies that operate primarily abroad evolved as follows:

	3M 2007	3M 2006	Var.% 07/06
BUSINESSES IN LATIN AMERICA [1]	684.2	618.0	10.7%
BUSINESSES IN OTHER COUNTRIES [2]	63.9	49.1	29.9%
INT'L. DIRECT INSURANCE DIVISION	**748.1**	667.1	12.1%
ACCEPTED REINSURANCE	374.6	368.4	1.7%
ASSISTANCE	76.6	71.9	6.5%
TOTAL CUMULATIVE PREMIUMS	**1,199.3**	1,107.4	8.3%
Intra-group transactions eliminated upon consolidation	-183.1	-181.7	0.7%
TOTAL CONSOLIDATED PREMIUMS	**1,016.2**	925.7	9.8%

Figures in million euros

(1) Includes the consolidated figures for the MAPFRE AMÉRICA and MAPFRE AMÉRICA VIDA holding companies.

(2) Includes the Philippines, Florida and Portugal.

The 10.7% increase in the premiums volume of the AMERICA OPERATING UNIT mainly reflects:

- the sustained business growth in Brazil, being of noteworthy mention the strong increase recorded in Life assurance (€131.0 million, versus €89.5 million in the first quarter of 2006);
- the notable increase in premiums in the Dominican Republic, due to the merger of MAPFRE DOMINICANA and SEGUROS PALIC;
- the decline in premiums at MAPFRE LA SEGURIDAD (Venezuela), due to the lapsing of some group Health policies.

The following table shows the growth rates of premiums written by the Direct Insurance Subsidiaries in the various countries:

	PREMIUMS			
COMPANY	3M 2007	3M 2006	% 07/06	Local Currency % 07/06
BRAZIL[1]	**280.7**	231.7	21.1%	27.3%
MEXICO	**79.3**	75.6	4.9%	19.6%
VENEZUELA	**76.1**	85.6	-11.1%	-2.4%
ARGENTINA	**73.7**	75.1	-1.9%	8.3%
PUERTO RICO	**64.7**	61.1	5.9%	15.8%
OTHER COUNTRIES[2]	**109.6**	88.9	23.3%	---
AMERICA OPERATING UNIT	**684.2**	618.0	10.7%	---

Figures in million euros

(1) Figures for Brazil at the end of March 2007 include premiums from MAPFRE NOSSA CAIXA of €31.7 million (€12.2 million in the first quarter 2006);

(2) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.

In other countries, excluding Latin America, direct insurance premiums amounted to €63.9 million, a 29.9% increase. Portugal contributed €53.8 million to this figure, with a rise of 2.5%.

In the accepted reinsurance business, the low premiums growth at MAPFRE RE reflects the appreciation of the Euro against the US Dollar and other currencies, as well as changes in the structure of cessions from Group's companies, whose accounting impact is particularly significant in the first quarter.

The total revenues (premiums and income from services) for MAPFRE ASISTENCIA and its subsidiaries reached €105.1 million, a 6.3% increase over the previous year. Of these, €76.6 million corresponded to written and accepted premiums, with a 6.5% rise, and €28.5 million to income from services, with a 5.6% increase.

MANAGEMENT RATIOS

The consolidated Non-life combined ratio was 93%, against 96.7% for the previous year. The variation in the loss ratio reflects a significant reduction in Direct insurance, especially in the Motor line, as a result of a relatively low frequency.

The development of the main management ratios is shown in the following table:

	RATIOS					
	EXPENSE RATIO(1)		LOSS RATIO(2)		COMBINED RATIO(3)	
COMPANY	3M 07	3M 06	3M 07	3M 06	3M 07	3M 06
Companies operating primarily in Spain						
MOTOR(4)	**14.8%**	11.7%	**75.4%**	84.2%	**90.2%**	95.9%
GENERAL	**24.2%**	27.1%	**64.0%**	67.6%	**88.3%**	94.7%
HEALTH	**15.5%**	15.3%	**78.3%**	80.6%	**93.8%**	95.9%
AGRICULTURAL & LIVESTOCK	**21.9%**	22.5%	**77.5%**	74.9%	**99.4%**	97.4%
FAMILY DIVISION	**17.7%**	16.9%	**72.8%**	78.7%	**90.5%**	95.6%
COMMERCIAL INSURANCE(5)	**13.7%**	13.5%	**64.8%**	68.6%	**78.5%**	82.1%
TOTAL NON-LIFE SPAIN	**17.3%**	16.5%	**71.9%**	77.5%	**89.2%**	94.0%
LIFE ASSURANCE(6)	**0.9%**	0.9%				
Companies operating primarily abroad						
MAPFRE AMÉRICA	**35.8%**	35.1%	**66.0%**	68.4%	**101.8%**	103.5%
MAPFRE SEGUROS GERAIS (Portugal)	**22.6%**	21.9%	**79.4%**	83.0%	**102.0%**	104.9%
MAPFRE INTERNACIONAL	**59.6%**	59.9%	**46.2%**	48.7%	**105.8%**	108.6%
INT'L. DIRECT INSURANCE DIVISION	**35.4%**	34.7%	**66.4%**	68.9%	**101.8%**	103.6%
REINSURANCE	**34.2%**	30.8%	**63.2%**	63.2%	**97.4%**	94.0%
ASSISTANCE	**25.5%**	20.9%	**68.2%**	73.2%	**93.7%**	94.1%
MAPFRE S.A. consolidated(4)	**23.5%**	22.6%	**69.5%**	74.1%	**93.0%**	96.7%

(1) (Operating expenses, net of reinsurance + profit sharing and returns – other technical income + other technical expenses) / Net premiums earned. Figures for the Non-life business.

(2) (Net claims incurred + variation of other technical reserves)/Net premiums earned. Figures for the Non-life business Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(3) Combined ratio = Expense ratio + Loss ratio. Figures for the Non-life business.

(4) The figures and percentage changes for the first quarter of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first quarter 2006 of the businesses that have been included into the scope of consolidation of both companies.

(5) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

(6) Net operating expenses/average third-party funds under management (annualised ratio).

RESULTS

The consolidated profit after tax was €231.9 million (€199.6 million in the first quarter of 2006), with a 16.2% increase. Results after tax and minority interests amounted to €169.7 million, a rise of 9.6%.

The following table shows the sources and breakdown of results:

	3M 2007	3M 2006(1)	% Var. 07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,751.9	2,673.4	2.9%
Premiums earned, net of ceded and retroceded reinsurance	1,832.4	1,710.6	7.1%
Net claims incurred and variation in other technical provisions	-1,274.4	-1,268.4	0.5%
Operating expenses, net of reinsurance	-415.0	-380.0	9.2%
Other technical income and expenses	-16.1	-6.3	155.6%
TECHNICAL RESULT	126.9	55.9	127.0%
Net finl. income and other non-technical income and expenses	143.3	182.8	-21.6%
Result of Non-life business	**270.2**	**238.7**	13.2%
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	637.0	648.9	-1.8%
Premiums earned, net of ceded and retroceded reinsurance	554.1	581.8	-4.8%
Net claims incurred and variation in other technical provisions	-571.8	-584.4	-2.2%
Operating expenses, net of reinsurance	-94.4	-79.3	19.0%
Other technical income and expenses	-4.6	-3.0	53.3%
TECHNICAL RESULT	-116.7	-84.9	37.5%
Net financial income and other non-technical income	165.0	119.5	38.1%
Unrealised gains and losses in Unit-Linked products	2.2	6.1	-63.9%
Result of Life business	**50.5**	**40.7**	24.1%
OTHER BUSINESS ACTIVITIES			
Operating income	117.8	104.3	12.9%
Operating expenses	-104.7	-94.9	10.3%
Other income and expenses	-1.9	1.7	---
Results from other business activities	**11.2**	**11.1**	0.9%
Result before tax and minority interests	**331.9**	**290.5**	14.3%
Taxes	-100.0	-90.9	10.0%
Result after tax	**231.9**	**199.6**	16.2%
Result attributable to minority interests	-62.2	-44.7	39.1%
Result after tax and minority interests	**169.7**	**154.9**	9.6%
Figures in million euros			
Non-life loss ratio (2)	69.5%	74.1%	
Non-life expense ratio (2)	23.5%	22.6%	
Non-life combined ratio (2)	93.0%	96.7%	

1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company *for the first quarter 2006 and the financial* statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

2) Ratios as a % of net premiums earned.

The contribution of the main Units and Companies to the consolidated results is shown in the following table:

	Net Result	Minority interests	Consolidation adjustments	Contribution to consolidated result 3M 2007	Contribution to consolidated result 3M 2006
INSURANCE ACTIVITIES					
MAPFRE AUTOMÓVILES [1]	73.3			**73.3**	67.6
LIFE AND SAVINGS	35.8	-17.5		**18.3**	15.5
GENERAL INSURANCE	34.6	-16.9		**17.6**	11.8
COMMERCIAL INSURANCE	31.9	-15.6		**16.3**	12.3
MAPFRE CAJA SALUD	5.6	-2.7		**2.9**	1.4
Individual result and consolidation adjustments				**-0.8**	-0.5
MAPFRE-CAJA MADRID HOLDING				**54.2**	40.5
MAPFRE AGROPECUARIA	1.7			**1.7**	1.6
OTHER ACTIVITIES					
MAPFRE INMUEBLES	0.3			**0.3**	0.0
MAPFRE QUAVITAE	0.0			**0.0**	-0.2
BANCO DE SERVICIOS CAJA MADRID - MAPFRE	2.5	-1.3		**1.2**	0.8
COMPANIES OPERATING MAINLY IN SPAIN				**130.7**	110.3
MAPFRE AMÉRICA	19.8	-2.2		**17.6**	17.3
MAPFRE AMÉRICA VIDA	1.8	-0.2		**1.6**	1.3
MAPFRE RE	22.0	-2.7		**19.3**	18.1
ASSISTANCE OPERATING UNIT	1.6			**1.6**	1.6
MAPFRE INTERNACIONAL [2]	2.7			**2.7**	1.7
COMPANIES OPERATING MAINLY ABROAD				**42.8**	39.8
Other companies and consolidation adjustments				**-3.8**	4.8
MAPFRE S.A.[1]				**169.7**	154.9

Figures in million euros

(1) The figures and percentage changes for the first quarter of 2006 have been calculated using the pro forma financial statements of MAPFRE S.A. and MAPFRE AUTOMÓVILES, which have been prepared purely for comparative purposes using the information included in the consolidated financial statements corresponding to the first quarter 2006 of the businesses that have been included into the scope of consolidation of both companies.

(2) Includes the Philippines, Florida and Portugal.

BALANCE SHEET

The consolidated balance sheet is shown in the following table:

	3M 2007	3M 2006[1]	% 07/06
ASSETS			
Goodwill	611.1	592.3	3.2%
Fixed assets	1,049.4	878.9	19.4%
Investments	24,118.7	23,406.0	3.0%
Participation by reinsurance in technical reserves	1,837.6	1,561.2	17.7%
Other assets	6,937.5	6,464.9	7.3%
TOTAL ASSETS	**34,554.3**	**32,903.2**	5.0%
LIABILITIES			
Shareholders' Equity	3,975.2	3,600.1	10.4%
Minority interests	1,139.9	943.9	20.8%
Debt	820.6	683.1	20.1%
Technical reserves	24,775.6	23,800.2	4.1%
- Life assurance reserves	15,083.0	14,783.9	2.0%
- Other technical reserves	9,692.6	9,016.3	7.5%
Reserves for risks and expenses	211.9	168.3	25.9%
Other liabilities	3,631.1	3,707.6	-2.1%
TOTAL LIABILITIES	**34,554.3**	**32,903.2**	5.0%

Figures in million euros

(1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Total assets under management, including mutual and pension funds, amounted to €39,943.9 million (€37,507.7 million at the end of the first quarter in the previous year), an increase of 6.5%.

SHAREHOLDERS' EQUITY AND RETURNS

The net consolidated equity stood at €5,115.5 million, compared to €4,544 million at the end of the first quarter of 2006. Of said amount, €1,139.9 million corresponded to minority interests in subsidiaries. Consolidated equity per share amounted to €1.75 at the end of the first quarter 2007 (€1.58 as at 31.03.2006).

The variation in net equity during the first three months of the year is shown in the following table:

	2007	2006[1]
BALANCE AS AT PRIOR YEAR END	**5,054.2**	4,466.3
Additions and deductions accounted for directly in equity		
Investments available for sale	-168.0	-366.5
Translation adjustments	1.0	-20.5
Shadow accounting - Life assurance	98.0	292.1
TOTAL	-69.0	-94.9
Result for the period	231.9	199.6
Distribution of previous year result	-113.8	-33.9
Interim dividend for the year	0.0	0.0
Other items	11.8	6.9
BALANCE AS AT 31ST MARCH	**5,115.1**	4,544.0

Figures in million euros

(1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

The net equity has been affected positively by the result for the period, and negatively by the rise in interest rates.

The return on equity (ROE), defined as the net consolidated result after tax and minorities as a percentage of average shareholders' equity, was 16.5%.

♦ ACQUISITIONS, PROJECTS AND DISPOSALS

During the first quarter, the following investments have been undertaken:

Direct investments

- A 1.58% stake in MAPFRE AMERICA has been purchased from minority shareholders for €21.2 million, thereby raising to 89% the stake held in this

subsidiary. During the first quarter, this company reimbursed a loan granted in previous years for an amount of €12 million.

- A loan for a total amount of €26 million was granted at market terms to MAPFRE INTERNACIONAL to fund the growth in the investment portfolio.
- A capital increase carried out by the MAPFRE ASISTENCIA to fund its growth was subscribed for in the amount of €10 million. During the quarter, this company partly repaid a loan granted in previous years for an amount of €0.9 million.
- A loan of €17 million was granted at market terms to MAPFRE INMUEBLES to fund its investments.
- A capital increase carried out by BANCO DE SERVICIOS FINANCIEROS CAJA MADRID – MAPFRE to fund the growth of its business, was subscribed for through an outlay of €36.7 million.

Overall, the net outlay for the investments paid in cash amounted to €98 million, as shown in the following table:

Company	**Investments**	**Loans**	**Total**
MAPFRE AMÉRICA	21.2	(12.0)	9.2
MAPFRE INTERNACIONAL	---	26.0	26.0
MAPFRE ASISTENCIA	10.0	(0.9)	9.1
MAPFRE INMUEBLES	---	17.0	17.0
BANCO S.F. CAJA MADRID - MAPFRE	36.7	---	36.7
TOTAL	**67.9**	**30.1**	**98.0**

Investments made by subsidiaries

MAPFRE AUTOMÓVILES has paid €29.4 million to acquire a 49% shareholding in LAYNA INVERSIONES S.L., the holding company of the Spanish car dealership network of Grupo Salvador Caetano (Portugal).

MAPFRE EMPRESAS has subscribed for a capital increase of €2.5 million carried out by its subsidiary MAPFRE SERVICIO DE PREVENCIÓN.

MAPFRE SEGUROS GENERALES subscribed for a €1.5 million capital increase carried out by its subsidiary GESMAP.

MAPFRE DOMINICANA SEGUROS, a subsidiary of MAPFRE AMÉRICA, completed its merger with SEGUROS PALIC.

Funding

The investments detailed above were paid for with available excess cash.

♦ HUMAN RESOURCES

The number of employees at the close of the first quarter of the year and its breakdown by line of business is shown in the following table:

	3M 2007	3M 2006	Var.
Insurance companies	22,012	19,863	2,149
Other businesses	6,895	5,930	965
TOTAL	28,907	25,793	3,114

At the close of the first quarter of 2007, there were 16,169 employees in Spain and 12,738 abroad. (14,909 and 10,884, respectively, as at 31.03.2006).

♦ ADDITIONAL INFORMATION

Figures in million Euros

MAPFRE AUTOMÓVILES – Key figures

	3M 2007[1]	3M 2006[2]	% 07/06
Gross written and accepted premiums	**596.3**	576.8	3.4%
Net premiums earned	**582.9**	530.3	9.9%
Underwriting result	**56.9**	22.2	156.3%
Net financial income	**38.5**	72.6	-47.0%
Other business activities	**1.5**	0.4	---
Other non-technical results	**7.7**	5.1	51.0%
Gross result[3]	**104.6**	100.3	4.3%
Net result	**73.3**	67.6	8.4%
Fixed assets	**405.7**	420.5	-3.5%
Investments	**2,727.2**	2,237.2	21.9%
- Real estate	**474.2**	429.9	10.3%
- Other investments and cash	**2,253.0**	1,807.2	24.7%
Technical reserves	**1,361.1**	1,183.2	15.0%
Equity	**830.7**	571.8	45.3%
Non-life loss ratio[4]	**75.4%**	84.2%	
Non-life expense ratio[4]	**14.8%**	11.7%	
Non-life combined ratio[4]	**90.2%**	95.9%	
ROE	**36.9%**	n.a.	

(1) Figures for the first quarter 2007 include the Motor business of MAPFRE GUANARTEME.
(2) Consolidated pro forma figures.
(3) Before taxes.
(4) Ratios as a % of net premiums earned.

MAPFRE SEGUROS GENERALES: Key figures

	3M 2007[1]	3M 2006[2]	% 07/06
Gross written and accepted premiums	**438.5**	464.3	-5.6%
- Burial insurance	**204.7**	198.1	3.3%
- Other business lines	**233.8**	266.2	-12.2%
Net premiums earned	**265.4**	267.2	-0.7%
Underwriting result	**30.3**	13.5	124.4%
Net financial income	**19.0**	18.5	2.7%
Other business activities	**0.0**	0.0	---
Other non-technical results	**1.7**	2.2	-22.7%
Gross result [3]	**51.0**	34.3	48.7%
Net result	**34.6**	23.1	49.8%
Investments	**1,111.8**	1,023.7	8.6%
Technical reserves	**1,301.6**	1,350.4	-3.6%
Shareholders' equity	**347.5**	303.6	14.5%
Non-life loss ratio[4]	**64.0%**	67.6%	
Non-life expense ratio[4]	**24.2%**	27.1%	
Non-life combined ratio[4]	**88.3%**	94.7%	
ROE	**38.1%**	24.7%	

(1) Figures for the first quarter exclude MAPFRE GUANARTEME's Motor insurance business.
(2) Figures for 2006 excludes MAPFRE GUANARTEME's industrial risks portfolio, which was transferred to the COMMERCIAL INSURANCE UNIT at year end, with accounting effect from 01-01-2006. The effect of this transfer on gross written premiums and on the net result of said year, amounted to €12 million and €0.4 million, respectively.
(3) Before taxes and minority interests.
(4) Ratios as a % of net premiums earned.

MAPFRE CAJA SALUD: Key figures

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**424.5**	390.6	8.7%
- Agency network[1]	**400.2**	369.8	8.2%
- Bank network	**24.3**	20.8	16.8%
Net premiums earned	**105.1**	96.7	8.7%
Underwriting result	**6.5**	4.0	62.5%
Net financial income	**3.0**	2.4	25.0%
Other business activities	**-1.4**	-2.0	-30.0%
Other non-technical results	**0.2**	0.1	100.0%
Gross result [2]	**8.3**	4.5	84.4%
Net result	**5.6**	2.7	107.4%
Investments	**87.8**	78.7	11.6%
Technical reserves	**406.4**	365.2	11.3%
Shareholders' equity	**127.8**	108.5	17.8%
Non-life loss ratio[3]	**78.3%**	80.6%	
Non-life expense ratio[3]	**15.5%**	15.3%	
Non-life combined *ratio*[3]	**93.8%**	95.9%	
ROE	**16.4%**	10.0%	

(1) Includes brokers.
(2) Before taxes and minority interests.
(3) Ratio as a % of net premiums earned.

MAPFRE AGROPECUARIA: Key figures

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**57.1**	55.4	3.1%
Net premiums earned	**50.1**	44.7	12.1%
Underwriting result	**0.3**	1.2	-75.0%
Net financial income	**2.6**	1.5	73.3%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-0.4**	-0.2	100.0%
Gross result (1)	**2.5**	2.4	4.2%
Net result	**1.7**	1.6	6.3%
Investments	**210.1**	197.6	6.3%
Technical reserves	**163.8**	187.4	-12.6%
Shareholders' equity	**128.8**	105.5	22.1%
Non-life loss ratio(2)	**77.5%**	74.9%	
Non-life expense ratio(2)	**21.9%**	22.5%	
Non-life combined ratio(2)	**99.4%**	97.4%	
ROE	**18.4%**	8.9%	

(1) Before taxes.
(2) Ratio as a % of net premiums earned.

MAPFRE EMPRESAS: Key figures

	3M 2007(1)	3M 2006(2)	% 07/06
Gross written and accepted premiums	**416.2**	383.6	8.5%
- Industrial business	**188.1**	176.7	6.5%
- Global Risks	**185.4**	161.4	14.9%
- Credit and Surety business	**42.7**	45.5	-6.2%
Net premiums earned	**130.0**	118.8	9.4%
Underwriting result	**28.0**	21.2	32.1%
Net financial income	**18.6**	15.3	21.6%
Other business activities	**-0.4**	-0.1	—
Other non-technical results	**0.9**	0.9	0.0%
Gross result (3)	**47.1**	37.3	26.3%
Net result	**31.9**	24.2	31.8%
Investments	**1,206.3**	1,084.6	11.2%
Technical reserves	**2,361.0**	2,102.5	12.3%
Shareholders' equity	**352.3**	282.4	24.8%
Non-life loss ratio(4)	**64.8%**	68.6%	
Non-life expense ratio(4)(5)	**13.7%**	13.5%	
Non-life combined ratio(4)	**78.5%**	82.1%	
ROE	**27.1%**	27.0%	

(1) Figures for the first quarter 2007 exclude the branch in Portugal.
(2) Figures for the first quarter 2006 include MAPFRE GUANARTEME's industrial risks portfolio, with accounting effect from 01-01-2006. The effect of this transfer on gross written premiums and on the net result of said year amounted to €11.8 million and €0.5 million, respectively. The reinsurance accepted by MAPFRE GUANARTEME has been eliminated upon consolidation.
(3) Before taxes and minority interests.
(4) Ratio as a % of net premiums earned.
(5) Given the importance of credit opinion activities for MAPFRE CAUCIÓN y CRÉDITO, the net income from other activities of this subsidiary is added to the numerator of the expense ratio.

LIFE ASSURANCE OPERATING UNIT: Key figures

	3M 2007 (1)	3M 2006	% 07/06
Technical Reserves Spanish GAAP	**13,420.3**	13,115.5	2.3%
IFRS adjustments	**979.7**	1,320.3	-25.8%
Technical Reserves IFRS	**14,400.0**	14,435.8	-0.2%
Mutual Funds and managed portfolios	**3,891.0**	3,297.7	18.0%
Pension Funds	**1,498.6**	1,306.8	14.7%
Third-party funds under management			
IFRS	**19,789.6**	19,040.3	3.9%
Spanish GAAP	**18,809.9**	17,720.0	6.2%
Gross written and accepted premiums	**440.1**	525.9	-16.3%
Net premiums earned	**426.5**	513.9	-17.0%
Underwriting and financial result	**36.5**	34.2	6.7%
Other business activities	**15.9**	11.9	33.6%
Other non technical results	**0.0**	0.0	---
Gross result (2)	**52.4**	46.1	13.7%
Net result	**35.8**	30.4	17.8%
Investments	**15,319.2**	15,505.5	-1.2%
Shareholders' equity	**665.5**	605.6	9.9%
Expense Ratio(3)	**0.9%**	0.9%	
ROE	**21.2%**	20.9%	

(1) Figures for the first quarter 2007 do not include the branch in Portugal.
(2) Before taxes and minority interests.
(3) Net operating expenses / average third party managed funds (annualised ratio).

LIFE ASSURANCE OPERATING UNIT: Premiums breakdown

	3M 2007 (1)	3M 2006	% 07/06
Regular Premiums	**96.8**	**108.4**	-10.7%
- Agents channel	89.7	100.7	-10.9%
- Bank channel	7.1	7.7	-7.8%
Single Premiums	**226.7**	**310.3**	-26.9%
- Agents channel	97.3	132.9	-26.8%
- Bank channel	129.4	177.4	-27.1%
Life premiums - Savings	**323.5**	**418.7**	-22.7%
Life Premiums - Protection	**116.6**	**107.2**	8.8%
- Agents channel	81.9	77.5	5.7%
- Bank channel	34.7	29.7	16.8%
TOTAL PREMIUMS	**440.1**	**525.9**	-16.3%
- Agents channel	268.9	311.1	-13.6%
- Bank channel	171.2	214.8	-20.3%

(1) Figures for the first quarter 2007 do not include the branch in Portugal.

LIFE ASSURANCE OPERATING UNIT: Breakdown of funds under management

	3M 2007 (1)	3M 2006	% 07/06
Regular premiums insurance	**4,374.1**	**4,427.0**	-1.2%
- Agents channel	4,011.1	4,076.2	-1.6%
- Bank channel	363.0	350.8	3.5%
Single-premiums insurance	**9,495.1**	**9,539.0**	-0.5%
- Agents channel	4,705.8	4,849.8	-3.0%
- Bank channel	4,789.2	4,689.2	2.1%
Life assurance - Protection	**191.9**	**165.8**	15.7%
- Agents channel	38.3	36.1	6.1%
- Bank channel	153.6	129.7	18.4%
Mathematical reserves	**14,061.1**	**14,131.7**	-0.5%
Other reserves	338.9	304.1	11.4%
TOTAL TECHNICAL RESERVES	**14,400.0**	**14,435.8**	-0.2%
Mutual funds and managed portfolios	**3,891.0**	**3,297.7**	18.0%
Pension funds	**1,498.6**	**1,306.8**	14.7%
- Individual system	1,325.5	1,155.9	14.7%
- Employers' system	173.1	150.9	14.7%
TOTAL MANAGED SAVINGS	**19,789.6**	**19,040.3**	3.9%

(1) Figures for the first quarter 2007 do not include the branch in Portugal.

LIFE ASSURANCE OPERATING UNIT: Change in funds under management (1)

	3M 2007(2)	3M 2006
Change in IFRS technical reserves	**-242.1**	-285.2
> Variation under PGC/PGEA (3)	**-75.5**	223.8
Mutual funds	**113.7**	200.6
> Net sales	**-38.2**	66.5
Pension funds	**5.4**	19.4
> Net sales	**-2.7**	0.6

(1) Accumulated variation versus the prior year end. Excludes the variation in shareholders' equity over the same period.
(2) Figures for the first quarter 2007 do not include the branch in Portugal.
(3) Variation of technical reserves for each year calculated under PGC/PCEA (Spanish GAAP).

MAPFRE INMUEBLES: Key figures

	3M 2007	3M 2006	% 07/06
Operating revenues	**7.5**	6.9	8.7%
EBIT	**3.8**	1.1	---
Net financial income	**-3.4**	-1.1	---
Gross result[1]	**0.4**	0.0	---
Net result	**0.3**	0.0	---
Stock	**562.6**	380.8	47.7%
Financial debt	**310.1**	191.7	61.8%
Shareholders' equity	**142.1**	90.8	56.5%
Buildable sq.m. (thousand)	**404.0**	339.0	19.2%
Real estate units in stock	**3,593**	3,118	15.2%
Real estate units under construction	**172**	180	-4.4%
Number of developments in progress	**14**	3	---
Developments in progress (land in thousand sq.m.)	**203.0**	39.0	---
ROE	**7.3%**	3.5%	

(1) Before taxes and minority interests.

BANCO DE SERVICIOS CAJA MADRID-MAPFRE: Key figures

	3M 2007	3M 2006	% 07/06
Net interest income	**25.2**	20.0	26.0%
Ordinary revenues	**25.8**	20.7	24.6%
Operating profits	**14.4**	10.5	37.1%
Provisions	**-10.2**	-7.3	39.7%
Gross result[1]	**4.6**	3.7	24.3%
Net result	**2.5**	2.0	25.0%
Lending portfolio (net)	**4,807.4**	3,586.4	34.0%
Shareholders' equity	**376.0**	268.2	40.2%
Cost/income ratio[2]	**42.8%**	47.2%	
NPL ratio	**1.9%**	1.4%	
Coverage ratio	**119.8%**	170.5%	
BIS ratio	**9.4%**	8.0%	

(1) Before taxes and minority interests.
(2) Operating expenses/ Operating revenues.

AMÉRICA OPERATING UNIT: Key figures

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**684.2**	618.0	10.7%
Net premiums earned	**540.6**	460.2	17.5%
Underwriting and financial result	**31.3**	24.4	28.3%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-1.2**	1.3	-192.3%
Gross result (1)	**30.0**	25.7	16.7%
Net result	**21.6**	21.2	1.9%
Investments	**1,988.5**	1,703.2	16.8%
Technical reserves	**2,026.7**	1,687.7	20.1%
Shareholders' equity	**913.6**	878.1	4.0%
Non-life loss ratio(2)	**66.0%**	68.4%	
Non-life expense ratio(2)	**35.8%**	35.1%	
Non-life combined ratio(2)	**101.8%**	103.5%	
ROE	**10.4%**	15.2%	

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.

AMÉRICA OPERATING UNIT: Premiums and results by country

	PREMIUMS				RESULTS (1)			
COMPANY	3M 2007	3M 2006	% 07/06	Local Currency % 07/06	3M 2007	3M 2006	% 07/06	Local Currency % 07/06
BRAZIL(2)	**181.4**	154.3	17.6%	23.5%	**10.4**	3.5	197.1%	207.3%
VENEZUELA	**76.1**	85.6	-11.1%	-2.4%	**6.9**	7.8	-11.5%	-1.8%
PUERTO RICO	**64.7**	61.1	5.9%	15.8%	**2.7**	6.4	-57.8%	-52.8%
MEXICO	**79.3**	75.6	4.9%	19.6%	**2.6**	3.5	-25.7%	-13.8%
ARGENTINA	**71.0**	73.1	-2.9%	7.2%	**2.1**	1.6	31.3%	45.2%
OTHER COUNTRIES (3)	**88.3**	68.2	29.5%	---	**0.6**	0.2	---	---
Holding and consolidation adjustments	---	---	---	---	**1.3**	0.5	---	---
MAPFRE AMÉRICA	**560.8**	517.9	8.3%	---	**26.6**	23.5	13.2%	---
BRAZIL	**99.3**	77.4	28.3%	34.7%	**2.7**	1.5	80.0%	89.8%
ARGENTINA	**2.7**	2.0	35.0%	50.9%	**0.4**	0.4	0.0%	9.1%
OTHER COUNTRIES (4)	**21.4**	20.7	3.4%	---	**0.5**	0.7	-28.6%	---
Holding and consolidation adjustments	---	---	---	---	**-0.2**	-0.4	-50.0%	---
MAPFRE AMÉRICA VIDA	**123.4**	100.1	23.3%	---	**3.4**	2.2	54.5%	---
AMÉRICA OPERATING UNIT	**684.2**	618.0	10.7%	---	**30.0**	25.7	16.7%	---

(1) Before taxes and minority interests.
(2) Figures for Brazil at the end of March 2007 include the following figures for MAPFRE NOSSA CAIXA: premiums €31.7 million (€12.2 million in the first quarter 2006); result before taxes and minority interests €3.3 million (€-0.7 million in the first quarter 2006).
(3) Includes Chile, Colombia, El Salvador, Paraguay, Peru, the Dominican Republic and Uruguay.
(4) Includes Chile, Colombia and Peru.

MAPFRE AMÉRICA: Key figures

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**560.8**	517.9	8.3%
Net premiums earned	**419.4**	370.4	13.2%
Underwriting result	**-5.2**	-12.9	59.7%
Net financial income	**33.2**	35.9	-7.5%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-1.3**	0.5	---
Gross result [1]	**26.6**	23.5	13.2%
Net result	**19.8**	19.7	0.5%
Investments	**1,473.0**	1,335.3	10.3%
Technical reserves	**1,545.8**	1,321.0	17.0%
Shareholders' equity	**823.4**	798.3	3.1%
Non-life loss ratio[2]	**66.0%**	68.4%	
Non-life expense ratio[2]	**35.8%**	35.1%	
Non-life combined ratio[2]	**101.8%**	103.5%	
ROE	**10.3%**	15.9%	

(1) Before taxes and minority interests.
(2) Ratio as a % of net premiums earned.

MAPFRE AMÉRICA VIDA: Key figures

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**123.4**	100.1	23.3%
Net premiums earned	**121.2**	89.8	35.0%
Underwriting and financial result	**3.3**	1.4	135.7%
Other business activities	**0.0**	0.0	---
Other non-technical results	**0.1**	0.8	-87.5%
Gross result [1]	**3.4**	2.2	54.5%
Net result	**1.8**	1.5	20.0%
Investments	**515.5**	367.9	40.1%
Technical reserves	**480.9**	366.7	31.1%
Shareholders' equity	**90.2**	79.8	13.0%
ROE	**11.1%**	8.6%	

(1) Before taxes and minority interests.

MAPFRE RE: Key figures

	3M 2007	3M 2006	% 07/06
Gross written and accepted premiums	**374.6**	368.4	1.7%
- of which Life premiums	**32.3**	29.1	11.0%
Net premiums earned	**238.9**	221.5	7.9%
Underwriting result	**10.8**	15.2	-28.9%
Net financial income	**23.3**	16.4	42.1%
Other business activities	**0.0**	0.0	---
Other non-technical results	**-0.8**	-0.6	33.3%
Gross result [(1)]	**33.3**	31.0	7.4%
Net result	**22.0**	20.6	6.8%
Investments	**1,805.8**	1,608.9	12.2%
Technical reserves	**1,698.2**	1,626.0	4.4%
Shareholders' equity	**660.0**	620.8	6.3%
Non-life loss ratio[(2)]	**63.2%**	63.2%	
Non-life expense ratio[(2)]	**34.2%**	30.8%	
Non-life combined ratio[(2)]	**97.4%**	94.0%	
ROE	**12.3%**	5.4%	

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.

MAPFRE ASISTENCIA: Key figures

	3M 2007	3M 2006	% 07/06
Operating income	**105.1**	98.9	6.3%
- Gross written and accepted premiums	**76.6**	71.9	6.5%
- Other income	**28.5**	27.0	5.6%
Net premiums earned	**61.9**	57.3	8.0%
Underwriting result	**3.9**	3.4	14.7%
Net financial income	**0.6**	0.7	-14.3%
Other business activities	**-1.9**	-1.8	5.6%
Other non-technical results	**0.0**	0.0	---
Gross result [(1)]	**2.6**	2.3	13.0%
Net result	**1.6**	1.6	0.0%
Investments	**48.2**	39.1	23.3%
Technical reserves	**169.5**	140.4	20.7%
Shareholders' equity	**107.0**	89.2	20.0%
Non-life loss ratio[(2)]	**68.2%**	73.2%	
Non-life expense ratio[(2)]	**25.5%**	20.9%	
Non-life combined ratio[(2)]	**93.7%**	94.1%	
ROE	**10.2%**	12.8%	

(1) Before taxes and minority interests.
(2) Ratios as a % of net premiums earned.

MAPFRE QUAVITAE[1]: Key figures

	3M 2007	3M 2006	% 07/06
Operating income	**28.8**	23.6	22.0%
EBIT	**0.9**	0.7	28.6%
Total financial income	**-0.5**	-0.5	0.0%
Gross result[2]	**0.3**	0.2	50.0%
Net result	**0.0**	-0.2	-100.0%
Financial debt	**55.4**	67.9	-18.4%
Shareholders' equity	**48.5**	43.6	11.2%
Residential centres	**20**	18	
Residential places	**2,875**	2,477	
Day-centres	**27**	24	
Day-centres places	**1,099**	1,049	
Teleassistance users	**59,036**	52,264	
Home assistance users	**10,470**	8,982	

(1) MAPFRE QUAVITAE forms part of, and is managed by the ASSISTANCE OPERATING UNIT, although MAPFRE S.A. controls the majority of its share capital.
(2) Before taxes and minority interests.

MAPFRE SEGUROS GERAIS: Key figures

	3M 2007 [1]	3M 2006	% 07/06
Gross written and accepted premiums	**53.8**	39.6	35.9%
Net premiums earned	**31.6**	21.1	49.8%
Underwriting result	**-1.8**	-1.0	80.0%
Net financial income	**4.4**	1.8	144.4%
Other business activities	**0.0**	0.0	---
Other non-technical results	**0.5**	0.0	---
Gross result [2]	**3.1**	0.7	---
Net result	**2.2**	0.5	---
Investments	**312.0**	107.7	189.7%
Technical reserves	**330.4**	105.3	---
Shareholders' equity	**71.3**	66.7	6.9%
Non-life loss ratio[3]	**79.4%**	83.0%	
Non-life expense ratio[3]	**22.6%**	21.9%	
Non-life combined ratio[3]	**102.0%**	104.9%	
ROE	**9.4%**	5.4%	

(1) *Figures for the first quarter 2007 include the branches in Portugal of* MAPFRE CAUCIÓN y CRÉDITO and MAPFRE VIDA.
(2) Before taxes.
(3) Ratio as a % of net premiums earned.

MAPFRE: Key quarterly consolidated figures[1]

	1Q 2006	2Q 2006	3Q 2006	4Q 2006	1Q 2007
Non-life gross written premiums	2,673.4	2,057.0	1,954.6	1,767.2	2,751.9
Life gross written premiums	648.9	598.7	446.3	786.6	637.0
Total gross writeen premiums	3,322.3	2,655.7	2,400.9	2,553.8	3,388.9
Net result	154.9	145.6	156.1	153.6	169.7
Earnings per share (Euros)	0.068	0.064	0.069	0.068	0.075

(1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

MAPFRE: Breakdown of net equity by units and companies

	Equity					
	3M 2007		3M 2006			
	Share of		Share of		% Var.	
	Controlling shareholder	Minorities	Controlling shareholder	Minorities	Controlling shareholder	Minorities
MOTOR	830.7	—	571.8	—	45.3%	—
AGRICULTURAL & LIVESTOCK	128.8	—	105.5	—	22.1%	—
LIFE & SAVINGS	339.4	326.1	308.9	296.7	9.9%	9.9%
GENERAL	177.2	170.3	154.8	148.8	14.5%	14.5%
COMMERCIAL	179.7	172.6	144.0	138.4	24.8%	24.8%
HEALTH	65.2	62.6	55.3	53.2	17.9%	17.7%
AMÉRICA	732.9	90.6	694.5	103.8	5.5%	-12.7%
AMÉRICA VIDA	79.4	10.8	70.2	9.6	13.0%	13.0%
REINSURANCE	580.8	79.2	546.3	74.5	6.3%	6.3%
ASSISTANCE	107.0	—	89.2	—	20.0%	—
MAPFRE SEGUROS GERAIS	71.3	—	66.7	—	6.9%	—
OTHER COMPANIES[1]	230.8	21.0	168.0	20.1	37.4%	4.5%
Consolidation adjustments/minority interests	452.0	206.7	624.9	98.9	-27.7%	109.1%
MAPFRE S.A. consolidated[2]	**3,975.2**	**1,139.9**	3,600.1	943.9	10.4%	20.8%

(1) Includes MAPFRE INMUEBLES, MAPFRE QUAVITAE, MAPFRE INTERNACIONAL, DETECTAR and FANCY.
(2) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

Consolidation adjustments [1]

	Technical reserves		Gross written and accepted premiums	
	3M 2007	3M 2006[1]	3M 2007	3M 2006[1]
MAPFRE RE and other entities	**639.2**	571.8	**182.9**	182.2

(1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into its scope of consolidation from January 2007 onwards.

MAPFRE: Organisational chart



MAPFRE
MAPFRE - CAJA MADRID HOLDING
MAPFRE VIDA
MAPFRE INVERSIÓN
MAPFRE VIDA PENSIONES
GESMADRID
CAJA MADRID BOLSA
CAJA MADRID PENSIONES
MAPFRE SEGUROS GENERALES
MAPFRE AUTOMOVILES
MAPFRE CAJA SALUD
MAPFRE AGROPECUARIA
FAMILY DIVISION
MAPFRE EMPRESAS
MAPFRE CAUCIÓN Y CRÉDITO
MAPFRE INMUEBLES
MAPFRE QUAVITAE
BANCO DE SERVICIOS FINANCIEROS CAJA MADRID MAPFRE
MAPFRE AMÉRICA
MAPFRE AMÉRICA VIDA
MAPFRE INTERNACIONAL
MAPFRE SEGUROS GERAIS
INTERNATIONAL DIRECT INSURANCE DIVISION
MAPFRE RE
MAPFRE ASISTENCIA
DOMESTIC BUSINESSES
INTERNATIONAL BUSINESSES

A presentation for analysts and investors, that complements and completes the information contained herein, is simultaneously being released (accessible at www.mapfre.com).

PRESS RELEASE

MAPFRE

MAPFRE INCREASED ITS FIRST QUARTER PRETAX RESULT BY 14.3% TO €332 MILLION

NET RESULT GREW 9.6%, EXCEEDING €169 MILLION

GROUP REVENUES WERE ALMOST €4,000 MILLION

MAPFRE has released today its results for the first quarter of 2007, in which the Group increased its pretax result by 14.3%, reaching €331.9 million, with the following aspects worth highlighting:

- The consolidated net result was €169.7 million, 9.6% higher than that for the previous year. Recurring profits, excluding extraordinary gains, increased by 38.3%.

- Total consolidated revenues amounted to €3,994.3 million, of which €3,388.9 million correspond to insurance and reinsurance premiums.

- The Non-life combined ratio, sum of claims and expenses, stood at 93%, compared to 96.7% for the previous year. This management ratio has improved across most Operating Units.

The premiums written and accepted by the MAPFRE companies operating primarily in Spain reached €2,372.7 million. The pretax results of MAPFRE's Family Division exceeded €166 million, a 13.8% increase; the Motor recorded a net result of €73.3 million (8.4% larger than the first quarter 2006), while in General Insurance the net result increased by 49.8% to €34.6 million.

PRESS RELEASE

The Life Assurance Operating Unit[1] booked a net result of €35.8 million (up 17.8%), while the Commercial Insurance Operating Unit earned €31.9 million (a 31.8% increase). Third-party funds managed in Life Assurance and Savings Products reached €20,406 million, a 4.7% increase.

The revenues from premiums of subsidiaries that operate primarily abroad were €1,016.2 million. The latter reflects to a significant extent the 21.1% increase in business volumes in Brazil.

These are the first full set of results released by MAPFRE as a public limited company, after the conclusion of its corporate reorganisation process. The market capitalisation of MAPFRE S.A. has reached an all-time high of €9,170 million; and the share price has increased by 12.3% in the first three months of 2007.

Any interested party may follow, via the corporate web page (www.mapfre.com) the presentation that will be held today in Spanish, from 17:00 to 18:30 (CET), with simultaneous translation into English.

26th April 2007, Madrid

For further information, please contact MAPFRE, Corporate Department of Communications and Social Responsibility, (phone +34 91 581 8196 or +34 91 587 4653, fax +34 91 581 8382, e-mail susanadiaz@mapfre.com; joaquinhernandez@mapfre.com).

[1] The information filed with the CNMV includes the report on the European Embedded Value (EEV) of MAPFRE VIDA as at 31-12-2006, revised by Watson Wyatt. In 2006, the value of new business was €132.8 million, a 57.1% increase with respect to 2005, and the new business margin reached 4.8%, against 3.2% in 2005.

1. Consolidated Income Statement [1]

ITEMS	€ million		% Var.
	2007	2006	07/06
NON-LIFE INSURANCE AND REINSURANCE			
Gross written and accepted premiums	2,751.9	2,673.4	2.9
Premiums earned, net of ceded and retroceded reinsurance	1,832.4	1,710.6	7.1
Net claims incurred and variation in other technical provisions	(1,274.4)	(1,268.4)	0.5
Net operating expenses	(415.0)	(380.0)	9.2
Other technical income and expenses	(16.1)	(6.3)	155.6
TECHNICAL RESULT	**126.9**	**55.9**	**127.0**
Net financial and other non-technical income	143.3	182.8	(21.6)
Result of the Non-life business	**270.2**	**238.7**	**13.2**
LIFE ASSURANCE AND REINSURANCE			
Gross written and accepted premiums	637.0	648.9	(1.8)
Premiums earned, net of ceded and retroceded reinsurance	554.1	581.8	(4.8)
Net claims incurred and variation in other technical provisions	(571.8)	(584.4)	(2.2)
Net operating expenses	(94.4)	(79.3)	19.0
Other technical income and expenses	(4.6)	(3.0)	53.3
TECHNICAL RESULT	**(116.7)**	**(84.9)**	**37.5**
Net financial and other non-technical income	165.0	119.5	38.1
Unrealised gains and losses in unit-linked investments	2.2	6.1	(63.9)
Result of the Life business	**50.5**	**40.7**	**24.1**
OTHER BUSINESS ACTIVITIES			
Operating income	117.8	104.3	12.9
Operating expenses	(104.7)	(94.9)	10.3
Other income and expenses	(1.9)	1.7	-
Result of the Other Business Activities	**11.2**	**11.1**	**0.9**
Result before tax and minority interests	**331.9**	**290.5**	**14.3**
Taxes	(100.0)	(90.9)	10.0
Result after tax	**231.9**	**199.6**	**16.2**
Result attributable to minority interests	(62.2)	(44.7)	39.1
Result attributable to MAPFRE S.A.	**169.7**	**154.9**	**9.6**

2. Results breakdown by Business Unit[1]

RESULTS BEFORE TAXES AND MINORITY INTERESTS	Million €		% Var.
	2007	2006	07 / 06
FAMILY DIVISION	166.4	141.5	17.6
MAPFRE VIDA	52.4	46.1	13.7
MAPFRE EMPRESAS	47.1	37.3	26.3
TOTAL DOMESTIC BUSINESS	**265.9**	**224.9**	**18.2**
INT'L. DIRECT INSURANCE DIVISION	33.8	26.9	25.7
MAPFRE RE	33.3	31.0	7.4
MAPFRE ASISTENCIA	2.6	2.3	13.0
TOTAL INTERNATIONAL BUSINESS	**69.7**	**60.2**	**15.8**
Consolidatiion adjustments and other items	(3.7)	5.4	-
TOTAL MAPFRE S.A.	**331.9**	**290.5**	**14.3**

(1) The figures for the first quarter of 2006 have been calculated on the basis of the pro forma financial statements of MAPFRE S.A., which have been prepared purely for comparative purposes using the information included in the consolidated financial statements of the Company for the first quarter 2006 and the financial statements of those companies which have been included into the scope of consolidation from January 2007 onwards.

END